As filed with the Securities and Exchange Commission on June 26, 2009
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ev3 INC.
(Exact name of registrant as specified in its charter)

Delaware	32-0138874
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
9600 54th Avenue North
Plymouth, Minnesota 55442
(763) 398-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies requested to:
Amy E. Culbert, Esq.
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402-1509
(612) 607-7287

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum
Title of each class of	Amount to be	offering price per	Proposed maximum	Amount of
securities to be registered	registered (1)	share (2)	aggregate offering price (2)	registration fee
Common Stock, par value $0.01 per share	5,060,510	$10.72	$54,248,667	$3,028

(1)	The amount to be registered hereunder consists of an aggregate of 5,060,510 shares of common stock to be sold by the selling stockholders named in this registration statement. In addition, pursuant to Rule 416 under the Securities Act of 1933, this registration statement includes an indeterminate number of additional shares that may be offered and sold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low sale prices of the registrant’s common stock on June 24, 2009, as reported on the NASDAQ Global Select Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 26, 2009
PROSPECTUS
5,060,510 Shares
Common Stock

     This prospectus relates to the resale, from time to time, of up to 5,060,510 shares of common stock of ev3 Inc. by the selling stockholders named in this prospectus, including their donees, pledges, transferees or other successors in interest. The selling stockholders acquired the shares offered for resale under this prospectus at the closing of our acquisition of Chestnut Medical Technologies, Inc. in June 2009. We issued the shares of our common stock to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof and Regulation D promulgated thereunder. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders, but we will incur expenses in connection with the offering.
     The registration of the shares covered by this prospectus does not necessarily mean that any of the shares will be offered or sold by the selling stockholders. The timing and amount of any sale are within the sole discretion of the selling stockholders.
     The shares of common stock offered under this prospectus may be sold by the selling stockholders through public or private transactions, on or off the NASDAQ Stock Market, at prevailing market prices or at privately negotiated prices. For more information on the times and manner in which the selling stockholders may sell the shares of our common stock under this prospectus, please see the section entitled “Plan of Distribution,” beginning on page 43 of this prospectus.
     Our common stock is listed on the NASDAQ Global Select Market under the symbol “EVVV.” On June 24, 2009, the reported closing price of our common stock was $10.72 per share.
     Investing in our common stock involves a high degree of risk. We refer you to the section entitled “Risk Factors” of this prospectus on page 4 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2009

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, certain selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.
     You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

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PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in or incorporated by reference into this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 4, before deciding whether to purchase shares of our common stock.
Our Company
Overview
     ev3 Inc. is a leading global endovascular company focused on identifying and treating peripheral vascular disease, including in particular lower extremity arterial disease, and neurovascular disease. Since our founding in 2000, we have been dedicated to developing innovative, breakthrough and clinically proven technologies and solutions for the treatment of peripheral vascular and neurovascular diseases, a strategy that we believe is uncommon in the medical device industry. We believe our unique approach of focusing on emerging and under-innovated opportunities which treat peripheral vascular and neurovascular disease allows us to compete with smaller companies that have narrow product lines and lack an international sales force and infrastructure, yet also compete with larger companies that do not have our focus and agility.
     The competitive strengths that have been responsible for our past success and the strategies that we believe will drive our future growth include:
•	targeting under-innovated and emerging markets;

•	leveraging our products across major endovascular sub-markets;

•	investing in clinical research to demonstrate the benefits of our products;

•	expanding our business through product innovation and strategic acquisitions;

•	driving our global organization and presence; and

•	leading our business by an experienced management team.
     Our product portfolio includes a broad spectrum of approximately 100 products consisting of over 1,500 stock keeping units (SKUs), including stents, atherectomy plaque excision products, embolic protection and thrombectomy devices, and percutaneous transluminal angioplasty, or PTA balloons and other procedural support products for the peripheral vascular market and embolic coils, liquid embolics, micro catheters, flow directional catheters, occlusion balloon systems and neuro stents for the neurovascular market.
     Our customers include a broad cross-section of physicians, including interventional radiologists, neuroradiologists, vascular surgeons, neuro surgeons, other endovascular specialists and interventional cardiologists. We sell our products in approximately 65 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. As of June 1, 2009, our worldwide direct sales organization consisted of 300 sales professionals, including 223 direct sales representatives selling our peripheral vascular products, 59 direct sales representatives selling our neurovascular products and 18 direct sales representatives selling both.
     We have organized our company into two business segments: peripheral vascular and neurovascular. We manage our business and report our operations internally and externally on this basis. Our peripheral vascular segment includes products that are used primarily in peripheral vascular procedures by interventional radiologists, vascular surgeons and interventional cardiologists and in targeted cardiovascular procedures. Our neurovascular segment contains products that are used primarily by neuroradiologists, interventional neurologists and neurosurgeons.
     ev3 LLC, our predecessor company prior to our initial public offering in June 2005, was formed in September 2003. Immediately prior to the consummation of our initial public offering in June 2005, ev3 LLC merged with and into ev3 Inc., at which time ev3 Inc. became the holding company for all of ev3 LLC’s subsidiaries. Our principal executive offices are located at 9600 54th Avenue North, Suite 100, Plymouth, Minnesota 55442. Our telephone number is (763) 398-7000, and our Internet web site address is www.ev3.net. We are a Delaware corporation. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
     We make available, free of charge and through our Internet web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to any such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.
     Unless the context otherwise requires, we use the terms “ev3,” “our company,” “we,” “us” and “our” in this prospectus to refer to ev3 Inc. and our subsidiaries.
     ev3®, Pipeline™, SILVERHAWK®, EVERFLEX™, SPIDERFX® and other trademarks or service marks of ev3 appearing in this prospectus are the property of ev3. This prospectus contains additional trade names, trademarks and service marks of other companies.
Recent Development
     On June 23, 2009, we acquired Chestnut Medical Technologies, Inc., a privately held California corporation that was focused on developing minimally invasive therapies for interventional neuroradiology, including in particular its Pipeline Embolization Device, which is a new class of embolization device that is designed to divert blood flow away from an aneurysm in order to provide a complete and durable aneurysm embolization while maintaining patency of the parent vessel. Chestnut’s Pipeline Embolization Device has received CE Mark approval in Europe and Chestnut is currently conducting two clinical studies under U.S. Food and Drug Administration, or FDA, investigational device exemptions to gain approval for the Pipeline device in the United States.
     Under the terms of the agreement and plan of merger with Chestnut, we made an initial closing payment in the amount of approximately $75 million, approximately $26 million of which was paid in cash with the remaining approximately $49 million paid in an aggregate of 5,060,510 shares of our common stock. In addition to the initial closing payment, we may be obligated to make an additional milestone payment of up to $75 million if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012. The milestone payment is to be made in cash and shares of our common stock and is subject to certain rights of set-off for permitted indemnification claims by us against Chestnut.

The Offering
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of our common stock offered under this prospectus. We issued the 5,060,510 shares of our common stock being offered under this prospectus to the selling stockholders at the closing of our acquisition of Chestnut. Under the terms of the merger agreement with Chestnut, we granted the selling stockholders registration rights with respect to the shares of our common stock to be issued to the selling stockholders in the acquisition. We are registering the shares of our common stock covered by this prospectus in order to fulfill our contractual obligation to do so under the merger agreement. We agreed to have the registration statement remain effective for six months after the closing of the acquisition. This prospectus is part of the registration statement but does not contain all of the information in the registration statement.

Common stock offered by ev3 Inc.	0 shares

Common stock offered by the selling stockholders	5,060,510 shares

Common stock to be outstanding after this offering	111,855,501 shares

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of shares offered hereby.

NASDAQ Global Select Market symbol	EVVV

Risk factors	For a discussion of some of the factors you should consider carefully before investing in our common stock, see “Risk Factors” beginning on page 4 of this prospectus.
     The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of June 24, 2009 and excludes:
•	up to $52.5 million in shares of our common stock that may be issued as additional consideration to the former Chestnut stockholders if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012;

•	10,345,257 shares of our common stock issuable upon the exercise of options outstanding as of June 24, 2009 at a weighted average exercise price of $11.78 per share;

•	305,226 shares of our common stock issuable upon the vesting of outstanding restricted stock units as of June 24, 2009;

•	1,708,621 shares of our common stock available for future issuance as of June 24, 2009 under the ev3 Inc. Amended and Restated 2005 Incentive Stock Plan; and

•	310,395 shares of our common stock available for future issuance as of June 24, 2009 under the ev3 Inc. Employee Stock Purchase Plan.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the specific risks set forth below and under similar sections in the documents we incorporate by reference into this prospectus before making an investment decision. The risks and uncertainties described in this prospectus and the documents we incorporate by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we believe are not material at the time could also materially adversely affect our business, financial condition or results of operations. In any case, the value of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business and Industry
We have a history of net losses and no assurance can be provided that we will achieve our goal of sustained profitability.
     We are not profitable and had a net loss of $335.6 million for the fiscal year ended December 31, 2008 and a net loss of $1.8 million for the first fiscal quarter 2009. Although we expect to be profitable in the foreseeable future, no assurance can be provided that we will achieve profitability in the foreseeable future, or ever, or that we will achieve our goal of sustained profitability. We expect our acquisition of Chestnut to be dilutive to our earnings per share and thus will prolong our ability to achieve profitability. Especially in light of the current economic recession, it is difficult to predict our future financial performance and our failure to accurately predict future financial performance may lead to volatility in the price of our common stock. Our ability to achieve our goal of sustained profitable operations will be influenced by many factors, including the extent and duration of our future operating losses, the level and timing of future sales and expenditures, our ability to increase net sales and decrease costs, market acceptance of our products, the results and scope of ongoing research and development projects, competing technologies, market and regulatory developments and the other risks described in this section. If we do not achieve profitability within expected time frames, our business and stock price will be negatively impacted.
We acquired Chestnut primarily for its Pipeline Embolization Device. If the Pipeline Embolization Device cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, or if we do not receive the pre-market approval letter from the FDA for any reason, then the benefits of our acquisition of Chestnut may never be fully realized.
     On June 23, 2009, we acquired Chestnut primarily for its Pipeline Embolization Device, which is a new class of embolization device that is designed to divert blood flow away from an aneurysm in order to provide a complete and durable aneurysm embolization while maintaining patency of the parent vessel. Chestnut’s Pipeline Embolization Device has received CE Mark approval in Europe and Chestnut is currently conducting two clinical studies under FDA investigational device exemptions to gain approval for the Pipeline device in the United States. Under the terms of the agreement and plan of merger with Chestnut, we made an initial closing payment in the amount of approximately $75 million, approximately $26 million of which was paid in cash with the remaining approximately $49 million paid in shares of our common stock. In addition to the initial closing payment, we may be obligated to make an additional milestone payment of up to $75 million if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012. If the Pipeline Embolization Device cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, or if we do not receive the pre-market approval letter from the FDA for any reason, then the benefits of our acquisition of Chestnut may never be fully realized.

We may experience difficulties in integrating Chestnut’s operations into ours and may be unable to realize the anticipated net sales and other potential benefits of our acquisition of Chestnut in a timely manner or at all. As a result, our business, operating results and stock price may be adversely affected.
     We completed our acquisition of Chestnut on June 23, 2009. The success of this acquisition will depend upon our ability to achieve the anticipated net sales and other potential benefits of the acquisition. Our success in realizing these anticipated potential benefits, however, depends not only upon our ability to obtain FDA approval and market acceptance of the Pipeline Embolization Device, but also in part upon our ability to integrate successfully the operations of Chestnut with and into our business in an efficient and effective manner. The integration of two independent companies is a complex, costly and time-consuming process.
     The difficulties of integrating Chestnut’s operations into ours include, among other factors:
•	executing on the strategic vision we communicated to our stockholders, investors, employees, customers and suppliers regarding the acquisition;

•	coordinating research and development activities to accelerate introduction of new products and technologies with reduced costs;

•	coordinating and consolidating geographically separated organizations, systems and facilities;

•	expanding the sale of Chestnut’s current and proposed products into our international operations and distribution network;

•	maintaining key employees and employee morale;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	preserving our customer, distribution, reseller, manufacturing, supplier, marketing and other important relationships and resolving any potential conflicts;

•	integrating numerous operating systems, including those involving management information, purchasing, accounting and finance, sales, billing, payroll, employee benefits and regulatory compliance;

•	reconciling inconsistent standards, controls, procedures and policies; and

•	creating a consolidated internal control over financial reporting structure to enable us and our independent public registered accounting firm to report on the effectiveness of our internal control over financial reporting.
     Although we currently estimate one-time transaction and integration-related cash payments relating to the Chestnut acquisition to be between approximately $2 million to $3 million, this estimate may prove to be inaccurate. In addition, the integration of Chestnut’s operations into ours may result in additional and unforeseen expenses, loss of key employees, diversion of our management’s time and effort and the disruption or interruption of, or the loss of momentum in, our ongoing business. Our inability to successfully complete the integration of Chestnut’s operations into ours, to do so within a longer time frame than expected or any failure to achieve the full extent of, or any of, the anticipated operating and cost synergies or long-term strategic benefits of the acquisition could continue to have an adverse effect on our business, operating results and stock price.
We have incurred and expect to continue to incur transaction and integration-related costs in connection with our acquisition of Chestnut and the integration of Chestnut’s operations into ours.
     We have incurred and expect to continue to incur a number of non-recurring costs associated with our acquisition of Chestnut and integrating Chestnut’s operations with ours. The substantial majority of non-recurring expenses resulting from the acquisition will be comprised of transaction costs related to the acquisition, employment-related costs and facilities and systems consolidation costs. Although we currently estimate one-time transaction and integration-related cash payments relating to the acquisition to be between approximately $2 million to $3 million, this estimate may prove to be inaccurate and additional unanticipated costs may be incurred in the integration of Chestnut’s business into ours. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses should allow us to offset incremental transaction and integration-related costs over time, this net benefit may not be achieved in the near term, or at all.
Charges resulting from the application of the “acquisition method” of accounting may adversely affect our operating results and the market value of our common stock.
     In accordance with U.S. generally accepted accounting principles, we will account for our acquisition of Chestnut using the “acquisition method” as that term is used under Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), or SFAS No. 141(R), “Business Combinations,” which we adopted on January 1, 2009, and use the fair value concepts defined in SFAS No. 157, “Fair Value Measurements” for accounting and financial reporting purposes. SFAS No. 141R requires, among other things, that the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Chestnut as of the effective time of the acquisition will be recorded at their respective fair values and consolidated into our company. Any excess of purchase price over the fair values will be recorded as goodwill. The contingent consideration will be included as a component of consideration transferred at the acquisition date fair value and will be classified as a liability on our consolidated balance sheet which will be remeasured at fair value at each reporting date with changes in fair value recognized as income or expense. Therefore, any change in the fair value will impact our earnings in such reporting period thereby resulting in potential variability in our earnings until the contingent consideration is resolved. Assuming that we continue to expect to achieve the regulatory milestone, the accounting impact of the future milestone payment will likely negatively impact our future operating results. Acquisition-related transaction costs (i.e., advisory, legal, valuation, other professional fees) and certain acquisition-related restructuring charges are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Costs incurred associated with the issuance of our common stock will be accounted for as a reduction of additional paid in capital. The results of operations of Chestnut will be consolidated with those of our company beginning on the date of the acquisition. We will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the acquisition. In addition, to the extent the value of goodwill or any identifiable intangible assets becomes impaired, we may be required to incur material charges relating to the impairment of that asset. These amortization and potential impairment charges could have a material impact on our future operating results.
Current worldwide economic conditions may result in reduced procedures using our products, which would adversely affect our net sales.
     General worldwide economic conditions have experienced a significant downturn due to the effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. Our business is not immune. We believe the current worldwide economic crisis has resulted and may continue to result in reduced procedures using our products. Many of the procedures that use our products are, to some extent, elective and therefore can be deferred by patients. In light of the current economic conditions, patients may not be as willing to take time off from work or spend their money on deductibles and co-payments often required in connection with the procedures that use our products. In particular, patients that have high-deductible health plans and health savings accounts and thus require the patients to incur significant out-of-pocket costs are especially more apt to defer procedures at times when cash is tight. While we believe worldwide economic conditions may have contributed to a softening in our net sales growth rates during 2008 as compared to 2007, the specific impact is difficult to measure and we do not believe such conditions have had a material adverse effect on our net sales during the first fiscal quarter 2009. We are unable to predict how these economic conditions will impact our future sales.
Current worldwide economic conditions may have other adverse implications on our business, operating results and financial condition.
     Beyond patient demand, the worldwide economic crisis, including in particular its effect on the credit and capital markets, may have other adverse implications on our business. For example, our customers’ and distributors’ ability to borrow money from their existing lenders or to obtain credit from other sources to purchase our products may be impaired resulting in a decrease in sales. Although we maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments and such losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same loss rates that we have in the past, especially given the current turmoil in the worldwide economy. A significant change in the liquidity or financial condition of our customers or distributors could cause unfavorable trends in our receivable collections and additional allowances may be required, which could adversely affect our operating results. In addition, the worldwide economic crisis may adversely impact our suppliers’ ability to provide us with materials and components, which could adversely affect our business and operating results.
Disruptions in the global financial markets could impact the ability of our counterparties and others to perform their obligations to us and our ability to obtain any additional future financing if needed or desired.
     Disruptions in the global financial markets, including the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States and other governments and the related liquidity crisis, have considerably disrupted the credit and capital markets. Our credit risk consists of cash and cash equivalents, trade receivables, lending commitments and insurance relationships in the ordinary course of business. We place cash and cash equivalents with high quality financial institutions, which we monitor regularly and take action where possible to mitigate risk. We do not hold investments in auction rate securities, mortgage backed securities, collateralized debt obligations, individual corporate bonds, special investment vehicles or any other investments which have been directly impacted by the worldwide financial crisis. Our insurance programs are with carriers that remain highly rated and we have no significant pending claims. However, the disruptions in the credit and capital markets could cause our counterparties and others to breach their obligations or commitments to us under our contracts with them. To date, our credit arrangement with Silicon Valley Bank remains available to us. Although we do not anticipate requiring any additional financing in the near future, in the event we needed or desired such additional financing, we may be unable to obtain it by borrowing money in the credit markets and/or raising money in the capital markets.

Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business and operating results.
     We are focused on the market for endovascular devices used to treat vascular diseases and disorders. We believe that the aging of the general population and inactive lifestyles will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case, would adversely affect our business and operating results.
Our marketing activities are subject to regulation regarding the promotion of “off-label” uses, which restrict our ability to market our products. If we are found to have improperly promoted off-label use of our products, we may become subject to enforcement action by the FDA or the U.S. Department of Justice and/or incur significant liabilities. Any off-label use of our products also may result in injuries that could lead to product liability claims against us.
     We sell a number of our products to physicians who may elect to use the products in ways that are not within the scope of the approval or clearance given by the FDA or for other than FDA-approved indications, often referred to as “off-label” use. For example, although our SilverHawk Plaque Excision System received FDA clearance for the treatment of atherosclerosis in the peripheral vasculature, off-label use of our SilverHawk outside the peripheral vasculature, in coronary and carotid arteries, has occurred, as well as off-label use of the SilverHawk for treatment of in-stent restenosis. In addition, although most of our stents received FDA clearance for the palliative treatment of malignant neoplasms in the biliary tree, off-label use of our stents occurs regularly in the peripheral arteries for the treatment of peripheral artery disease. In fact, most of our U.S. stent sales are attributable to off-label use. While off-label uses of medical devices are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications regarding such off-label use. Such laws and regulations prohibiting the promotion of products for off-label use restrict our ability to market our products. Although we have strict policies against the unlawful promotion of products for off-label use and we train our employees on these policies, it is possible that one or more of our employees will not follow the policies, or that regulations would change in a way that may hinder our ability to sell such products or make it more costly to do so, which could expose us to enforcement action by the FDA and the potential loss of approval to market and sell the affected products and/or significant financial and other penalties and liabilities.
     The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. During a March 2007 meeting, the FDA warned device makers, including us, about promoting biliary stents for off-label uses. It is our understanding that during 2008 certain biliary stent manufacturers, including some at the March 2007 FDA meeting, have since become involved in civil investigations by the U.S. Department of Justice alleging that they have improperly promoted their biliary stents for off-label uses. Although we have received no notice of any such investigation involving the sales practices of our biliary stents, no assurance can be provided that we will not become the subject of such an investigation, which could adversely affect our business, operating results and stock price. It is also possible that our company or board of directors could become subject to civil litigation or breach of fiduciary duty claims alleging that we improperly promoted off-label use of our products, which in turn improperly inflated our historical net sales.
     Off-label use of our products may not be safe or effective and may result in unfavorable outcomes to patients, resulting in potential liability to us. For example, the use or misuse of the SilverHawk in the peripheral and coronary arteries has resulted in complications, including damage to the treated artery, internal bleeding, limb loss and death, potentially leading to a product liability claim. In addition, the use or misuse of our biliary stents in the peripheral arteries to treat peripheral artery disease has resulted in complications, potentially leading to a product liability claim. A study published in 2008 found that off-label use of biliary stents was increasing and that the majority of adverse events and device malfunctions associated with the use of such stents occurs during off-label usage.
     If we want to market any of our products in the U.S. for uses in ways for which they are not currently approved or cleared, we will need to obtain approval or clearance from the FDA and in most cases conduct additional clinical trials to support such approvals and clearances. Such trials are often time-consuming and costly. For example, because our biliary stents received FDA clearance for the palliative treatment of malignant neoplasms in the biliary tree, we are restricted in our ability to market or advertise such stents for the treatment of peripheral artery disease. Although we are currently in the process of enrolling patients for our DURABILITY II IDE trial to support an FDA application to use our EverFlex stent in long lesions in the superficial femoral artery, no assurance can be provided that the results of this trial will adequately demonstrate the safety and efficacy of our EverFlex stent for use in the peripheral arteries. In addition, although we are in the process of enrolling patients for our DEFINITIVE Ca++ trial to support an FDA application to use our SilverHawk and SpiderFX in the treatment of lower extremity (SFA/Popliteal) calcified lesions and intend to conduct other clinical trials to expand the indication of use of our SilverHawk, no assurance can be provided that the results of these trials will adequately demonstrate the safety and efficacy of the SilverHawk for use in those expanded indications.
     Since a significant portion of our sales are derived from products that physicians in the past have elected to use and may continue to elect to use “off-label,” ultimately, if physicians cease or lessen their use of our products for other than FDA-approved indications, sales of our products likely would decline, which could materially adversely affect our net sales and operating results. In addition, if we are perceived not to be in compliance with all of the restrictions limiting the promotion of our products for off-label use, we could be subject to various enforcement measures, including investigations, administrative proceedings and federal and state court litigation, which likely would be costly to defend and harmful to our business. If the FDA or another governmental authority ultimately concludes we are not in compliance with such restrictions, we could be subject to significant liability, including civil and administrative remedies, injunctions against sales for off-label uses, significant monetary and punitive penalties and criminal sanctions, any or all of which would be harmful to our business. Finally, if one or more of our competitors obtains FDA approval or clearance for a product to be used for a specific indication that was previously considered off-label for such product, it is possible that physicians would be more likely to use the competitor’s FDA approved or cleared product rather than our products off-label, which would adversely affect the sales of our affected products. For example, C. R. Bard Inc. recently announced that the FDA cleared certain of its stents for use in the superficial femoral arteries and proximal popliteal arteries. If physicians decide to use C. R. Bard Inc.’s FDA cleared stents rather than our stents off-label, sales of our stents could suffer.
If we fail to comply with laws prohibiting “kickbacks” and false or fraudulent claims and other similar laws, we could be subject to criminal and civil penalties and exclusion from governmental health care programs, which could have a material adverse effect on our business and operating results.
     We are subject to various federal, state and foreign laws concerning health care fraud and abuse, including false claims laws, anti-kickback laws, physician self-referral laws and other similar laws. Many of these laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements, including sales programs, with physicians, hospitals, laboratories and other potential purchasers of medical devices. The scope of these laws and related regulations are very broad and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations, and thus are subject to evolving interpretations. There is very little precedent related to these laws and regulations. All of our financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by these laws. While we have established policies and procedures based on the AdvaMed Code of Ethics on Interactions with Health Care Professionals and implemented a broad-based corporate compliance program in order to inform our employees regarding these laws and maintain compliance with them, no assurance can be given that we will not be subject to investigations or litigation alleging violations of these laws. Increased funding for enforcement of these laws and regulations has resulted in greater scrutiny of financial relationships with physicians and marketing practices and resulted in several governmental investigations by various governmental authorities, including investigations of the sales practices of several of our competitors. Any investigation or litigation against us, even if we were to successfully defend against it, would likely be time-consuming and costly for us to defend. It also would likely divert the attention of our management from the operation of our business, cause adverse publicity and damage our reputation. If our arrangements were found to have violated any of these laws, we and our officers and employees could be subject to severe criminal and/or civil penalties, including fines, imprisonment and exclusion from participation in government health care programs, which could have a material adverse effect on our reputation, business and operating results. Similarly, if the physicians or other providers or entities with which we do business are found to be non-compliant with such laws, they may be subject to sanctions, which also could have a negative impact on us. If as a result of any investigation or evolving interpretation of these laws, our business practices or those of our competitors are found to be unlawful or otherwise challenged as or determined to be unlawful, we would be required or advised to change such practices, which could have a material adverse effect on our business and operating results.
Some of our products are emerging technologies or have only recently been introduced into the market. If physicians do not recommend and endorse them or if our working relationships with physicians deteriorate, our products may not be accepted in the marketplace, which would adversely affect our business and operating results.
     In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of our products compared to products of our competitors, and on training physicians in the proper application of our products. We often need to invest in significant training and education of our sales representatives or our physician customers to achieve market acceptance of our products with no assurance of success. For example, the future success of our SilverHawk products is dependent in part upon us educating first our sales representatives and second, physicians, and in particular interventional cardiologists, vascular surgeons, as well as general practitioners and other physicians, about screening for peripheral artery disease, or PAD, referral opportunities and the benefits of our SilverHawk products in relating to competitive products and other treatment options. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, if customers prefer our competitors’ products or if our products otherwise do not gain market acceptance, our business could be adversely affected.
     In addition, if we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed consistent with the needs and expectations of professionals who use and support our products. We rely on these professionals to provide us with considerable knowledge and experience regarding our products and the marketing of our products. If we are unable to maintain these strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could adversely affect the acceptance of our products in the marketplace and our operating results. At the same time, we recognize and are careful to ensure that our relationships with physicians comply with applicable fraud and abuse and other laws and regulations and our Code of Ethics on Interactions with Health Care Professionals, which is based on the AdvaMed Code of Ethics on Interactions with Health Care Professionals.
Demand for our atherectomy products in the United States has suffered due in part, we believe, to the lack of long-term clinical data regarding their safety and efficacy. Future long-term data regarding the safety and efficacy of our atherectomy products may not be positive or consistent with data currently available, which would adversely affect their market acceptance and our operating results.
     One of the primary reasons we completed our acquisition of FoxHollow Technologies, Inc. in October 2007 was to add FoxHollow’s SilverHawk and other products to our broad spectrum of technologically advanced products to treat vascular disease in the peripheral market to allow us to offer a more comprehensive and better integrated set of endovascular products to our customers. At the time of the acquisition, we expected sales of the SilverHawk to represent a significant portion of our future net sales. However, we experienced decreased demand and sales of the SilverHawk compared to levels experienced by FoxHollow prior to our acquisition due in part to sales force integration challenges, elevated inventory levels of the product at some of our customers and increased competition. We also believe the decreased demand and sales has been due in part to a lack of definitive long-term clinical data regarding the safety and efficacy of the SilverHawk.
     In 2008, we retained a third party research firm to help us examine our U.S. atherectomy business. The research firm conducted interviews with a significant number of physicians and sales force representatives and analyzed secondary data to understand factors driving the change in SilverHawk usage and atherectomy procedures. The results of this research confirmed our previously stated belief in the importance of investing in the necessary clinical trials to build the clinical foundation for the SilverHawk and capitalizing on our next generation technologies to expand clinical usage, particularly in treating calcified lesions, total occlusions and longer lesions.
     Based on this third party research and our own due diligence, we believe that future demand for our atherectomy products will not increase if physicians are not presented with compelling data from long-term studies of the safety and efficacy of our products compared against alternative procedures, such as angioplasty, stenting or bypass grafting and alternative technologies. As a result, we have embarked upon our DEFINITIVE trial series, which we expect to consist of three trials using our atherectomy products. We are currently enrolling patients into our DEFINITIVE Ca++ trial to evaluate SilverHawk and SpiderFX in the treatment of lower extremity (SFA/Popliteal) calcified lesions and recently have begun enrolling patients into our DEFINITIVE LE trial, which is a post-market non-randomized study of SilverHawk in the treatment of femoropopliteal and tibial arteries. These studies will be expensive and time consuming and there are no assurances that the results will prove favorable for our atherectomy products. If the results do not meet physicians’ expectations, the SilverHawk may not become widely adopted and physicians may recommend alternative treatments for their patients.
     Other significant factors that physicians will consider include acute safety data on complications that occur during the SilverHawk procedure. If the results obtained from any future clinical studies or clinical or commercial experience indicate that the SilverHawk is not as safe or effective as other treatment options or as prior short-term or long-term data would suggest, market acceptance of the product may suffer and the number of SilverHawk procedures may decrease, which would harm our business. Even if the data collected from clinical studies or clinical experience indicate positive results, each physician’s actual experience with the SilverHawk may vary and may not be as favorable, which would also adversely affect the demand for our SilverHawk product. Other factors that may adversely affect the market acceptance of the SilverHawk include the time required to perform the procedure and the lack of on-board visualization capability. If we do not incorporate certain design improvements to the

SilverHawk to respond to these and other physician preferences, we may be unable to generate new customers or retain our existing customers. However, we have limited funds dedicated to research and development; and therefore, we will not be able to pursue all of these suggested design changes. A decrease in SilverHawk procedures and any failure by us to generate additional demand for the SilverHawk will likely adversely affect our future net sales as well as our other operating results.
The demand for our products, the prices which customers and patients are willing to pay for our products and the number of procedures performed using our products depend upon the ability of our customers and patients to obtain sufficient third party reimbursement for their purchases of our products.
     Sales of our products depend in part on sufficient reimbursement by governmental and private health care payors to our physician customers or their patients for the purchase and use of our products. In the United States, health care providers that purchase our products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of endovascular procedures. Reimbursement systems in international markets vary significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis and can take up to 18 months or longer. Many international markets have government-managed health care systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. Any delays in obtaining, or an inability to obtain, reimbursement approvals or sufficient reimbursement for our products could significantly affect the acceptance of our products and have a material adverse effect on our business. For example, international sales of our atherectomy products may be hampered by delay in obtaining reimbursement. In addition, if the reimbursement policies of domestic or foreign governmental or private health care payors were to change, our customers would likely change their purchasing patterns and/or the frequency of their purchases of the affected products. Additionally, payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. Our business would be negatively impacted to the extent any such changes reduce reimbursement for our products.
     Healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payors to keep these costs down. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce these costs, combined with closer scrutiny of such costs, could lead to patients being unable to obtain approval for payment from these third-party payors. The cost containment measures that healthcare providers are instituting both in the United States and internationally could harm our business. Some health care providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive health care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible, which could adversely affect the demand for our products or the price at which we can sell our products.
     We also sell a number of our products to physician customers who may elect to use these products in ways that are not within the scope of the approval or clearance given by the FDA, often referred to as “off-label” use. In the event that governmental or private health care payors limit reimbursement for products used off-label, sales of our products and our business would be materially adversely affected.

Our stents and atherectomy products generate a significant portion of our product sales. Accordingly, if sales of these products were to decline, our operating results would be adversely affected.
     Our stents and atherectomy products generate a significant portion of our net sales. During 2008, our stents and atherectomy products generated approximately 27% and 22% of our product sales, respectively, and during the first fiscal quarter 2009, our stents and atherectomy products generated approximately 28% and 18% of our product sales, respectively. A decline in sales from these products as a result of increased competition, regulatory matters, intellectual property matters or any other reason would negatively impact our operating results.
Our products face the risk of technological obsolescence, which, if realized, could have a material adverse effect on our business and operating results.
     The medical device industry is characterized by extensive research and development and rapid and significant technological change. The peripheral vascular and neurovascular markets in which we compete are in particular highly competitive and new technologies and products are often introduced. Therefore, product life cycles are relatively short. Developments by us and other companies of new or improved products, processes or technologies may make our products or proposed products obsolete or less competitive and may negatively impact our net sales or cause us to incur significant charges or write-offs. For example, new procedures and medications that are more effective or less invasive or expensive could be developed that replace or reduce the importance of current procedures that use our products or our future products or may cause our customers to cease, delay or defer purchasing our products, which would adversely affect our business and operating results. As another example, it is possible that our recently acquired Pipeline Embolization Device could, over time, have an adverse effect on sales of our neurovascular coils.
Our future success depends in part on the introduction of new products. Failure to introduce and market new products in a timely fashion that are accepted by the marketplace could adversely affect our business and operating results.
     Our success depends in part upon our ability to respond quickly to medical and technological changes through the development or acquisition and introduction of new products. If we do not introduce new products and technologies, or if our new products and technologies are not accepted by the physicians who use them or the payors who reimburse the costs of the procedures performed with them, or if there are any delays in our introduction of new products, we may not be successful and our business and operating results would suffer. Accordingly, we must devote substantial efforts and financial resources to develop or acquire scientifically advanced technologies and products, obtain patent and other protection for our technologies and products, obtain required regulatory and reimbursement approvals and successfully manufacture and market our products. For example, in June 2009, we acquired Chestnut and paid $75 million up front and agreed to pay an additional $75 million milestone payment if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012. We cannot assure you that the Pipeline Embolization Device will obtain regulatory approval or will be accepted by the marketplace, which would adversely affect our business and operating results.
     We plan to introduce additional products during the remainder of 2009 which we expect to result in additional net sales. We may experience delays in any phase of a product launch, including during research and development, clinical trials, regulatory approvals, manufacturing, marketing and the education process. The relative speed with which we can develop or acquire products, complete clinical testing and regulatory clearance or approval processes, train physicians in the use of our products, gain reimbursement acceptance and supply commercial quantities of the products to the market are important competitive factors. Any delays could result in a loss of market acceptance and market share.
     Product development involves a high degree of risk, and we cannot provide assurance that our product development efforts will result in any commercially successful products. Many of our clinical trials have durations of several years and it is possible that such trials may not be successful or that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. New products and technologies introduced by competitors may reach the market earlier, may be more effective or less invasive or expensive than our products or render our products obsolete, all of which would harm our business and operating results.
A number of our proposed products are in the early stages of development and some are in clinical trials. If the development of these products is not successfully completed or if these trials are unsuccessful, or if the U.S. Food and Drug Administration, or FDA, or other regulatory agencies require additional trials to be conducted, these products may not be commercialized and our business prospects may suffer.
     Several of our products are in the early stages of development. Some only recently emerged from clinical trials and others have not yet reached the clinical trial stage. Our ability to market our products in the United States and abroad depends upon our ability to demonstrate the safety, and in the case of the United States, efficacy, of our products with clinical data to support our requests for regulatory approval. Our products may not be found to be safe and, where required, effective in clinical trials and may not ultimately be approved for marketing by U.S. or foreign regulatory authorities. Our failure to develop safe and effective products that are approved for sale on a timely basis would have a negative impact on our net sales.
     Our current and anticipated trials for 2009 include the CREATE Post Approval Study (U.S.), DURABILITY II Trial (U.S.), the DEFINITIVE Ca++ Trial (U.S.), the DEFINITIVE LE Trial (U.S), the SWIFT Trial (U.S.) and the RACER Trial (U.S.). In addition, as a result of our acquisition of Chestnut, we are currently conducting two clinical studies, PUFS and COCOA, under Investigational Device Exemptions from the FDA. These studies are investigating the use of Chestnut’s Pipeline Embolization Device in the treatment of uncoilable aneurysms and coilable aneurysms, respectively. There is no assurance that we will be successful in achieving the endpoints in these trials or, if we do, that the FDA or other regulatory agencies will approve the devices for sale without the need for additional clinical trial data to demonstrate safety and efficacy. Some of the products for which we are currently conducting trials are already approved for sale outside of the United States. As a result, while our trials are ongoing, unfavorable data may arise in connection with usage of our products outside the United States which could adversely impact the approval of such products in the United States. Conversely, unfavorable data from clinical trials in the United States may adversely impact sales of our products outside of the United States.
     We continually evaluate the potential financial benefits and costs of clinical trials and the products being evaluated in them. If we determine that the costs associated with obtaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with our investment horizon, we may choose to stop a clinical trial and/or the development of a product, which could result in a decrease in our stock price if investors are disappointed in our decision.
Our future success depends in part on our ability to sell our products internationally. There are risks inherent in operating internationally and selling and shipping our products and purchasing our components internationally, which may adversely impact our business, operating results and financial condition.
     One of our strategic objectives is to leverage our strong international presence to increase sales of our products, including in particular the Pipeline Embolization Device that we recently acquired from Chestnut and our atherectomy products that we acquired from FoxHollow. For the year ended December 31, 2008 and 2007, 35% and 38%, respectively, of our net sales were derived from our international operations. For the first fiscal quarter 2009 and 2008, approximately 39% and 34%, respectively, of our net sales were derived from our international operations. We expect to continue to derive a significant portion of our net sales from operations in international markets. Our international distribution system consisted of nine direct sales offices and 54 stocking distribution partners as of June 1, 2009. In addition, we purchase some of our components and products from international suppliers.
     The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, laws restricting business with suspected terrorists and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.
     In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:
•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	the imposition of different reimbursement requirements and changes in reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	significantly longer payment cycles;

•	difficulties in maintaining consistency with our internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights;

•	exposure to different legal and political standards due to our conducting business in approximately 65 countries; and

•	fluctuation in the rate of exchange between the U.S. dollar and foreign currencies which may make the effective price of our products more expensive to our distributors in foreign markets.
     No assurance can be given that one or more of the factors will not harm our business. Any material decrease in our international sales would adversely impact our operating results and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.
Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies in which we transact business could adversely affect our financial results or cause our results to fluctuate.
     We sell our products to customers in the United States, Europe and elsewhere throughout the world. Although most of our sales are made in U.S. dollars, a significant portion of our sales are made in Euros. Approximately 24% and 27% of our net sales were denominated in foreign currencies in 2008 and 2007, respectively. Approximately 26% and 23% of our net sales were denominated in foreign currencies in the first fiscal quarter 2009 and 2008, respectively. Our principal exposure to movements in foreign currency exchange rates relate to non-U.S. dollar denominated sales in Europe and throughout the world, as well as non-U.S. dollar denominated operating expenses incurred in Europe and throughout the world. Our reported net earnings may be significantly affected by fluctuations in currency exchange rates, with earnings generally decreasing with a strengthening U.S. dollar and increasing with a weaker U.S. dollar. For sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, we will receive less in U.S. dollars than we did before the exchange rate increase went into effect. Thus, a strengthening U.S. dollar relative to the foreign currencies in which we transact business will adversely affect the U.S. dollar value of our foreign currency-denominated sales and earnings. Although we may raise international pricing in such circumstances, such price increases may potentially reduce demand for our products, and thus in most circumstances, due to competition or other reasons, we may decide not to raise local prices to the full extent of the U.S. dollar’s strengthening or at all. A weakening of the U.S dollar relative to the foreign currencies in which we transact business is generally beneficial to our foreign currency-denominated sales and earnings. However, it may cause us to reduce our international pricing, thereby limiting the benefit. Additionally, strengthening of foreign currencies also may increase our operating costs or costs of product components denominated in those currencies, thus adversely affecting our gross margins. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our price not being competitive in a market where business is transacted in the local currency.
     We have hedged and may continue to hedge such exposure to foreign currency exchange rates in the future. If we engage in hedging activities, such activities involve risk and may not limit our underlying exposure from currency fluctuations or minimize our net sales and earnings volatility associated with foreign currency exchange rate changes.
A substantial portion of our assets consist of goodwill and other intangible assets and any future additional impairment in the value of our goodwill and other intangible assets would have the effect of decreasing our earnings or increasing our losses.
     Although we recorded $288.8 million in goodwill and other intangible asset impairment charges during our fourth fiscal quarter 2008, as of April 5, 2009, goodwill still represented $315.4 million and other net intangible assets represented an additional $180.1 million, or approximately 69%, of our total assets. We expect our goodwill and other net intangible assets to increase as a result of our acquisition of Chestnut completed during the second fiscal quarter 2009. If we are required to record any additional impairment charge to earnings relating to goodwill or our other intangible assets, it will have the effect of decreasing our earnings or increasing our losses. The accounting standards require goodwill to be reviewed at least annually for impairment, and do not permit amortization. In the event that impairment is identified, a charge to earnings will be recorded and our stock price may decline as a result. We evaluate the carrying value of our goodwill during the fourth fiscal quarter of each year and between annual evaluations if events occur or circumstances change that indicate that the carrying amount of goodwill may be impaired. We are required to assess goodwill for impairment using a two-step process that begins with an estimation of the fair value of our reporting units. The first step determines whether or not impairment has occurred by estimating the fair value of our reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to our market capitalization at the date of valuation. The second step measures the amount of any impairment. We review our other intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss on other intangible assets is recognized when future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount. If we experience additional substantial declines in our market capitalization or if we experience other events or changes in circumstances that may indicate that the carrying amount of our goodwill and/or other intangible assets may not be recoverable, we may incur additional non-cash impairment charges to both our goodwill and other intangible assets in future periods. For example, such other events or changes in circumstances may include a significant adverse change in the extent or manner in which an asset is being used or in the business climate that could affect the value of the asset, or significant reductions in operating cashflows, or a projection or forecast that demonstrates continuing losses associated with the use of the asset and a current expectation that, more likely than not, an asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. If we are required to record an impairment charge to earnings relating to goodwill or our other intangible assets, it will have the effect of decreasing our earnings or increasing our losses.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, financial condition or operating results.
     Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power, including hospitals. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances, which may increase competition, exert further downward pressure on the prices of their products and may adversely impact our business, financial condition or operating results.
We may be subject to intellectual property litigation and infringement claims, which could cause us to incur liabilities and costs, prevent us from selling our products, cause us to redesign our products, require us to enter into costly license agreements and result in other adverse consequences.
     The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage, including aggressively challenging the patent rights of other companies in order to prevent the marketing of new products. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We have incurred in the past significant costs in connection with patent litigation, including most recently in connection with our previous litigation with the Regents of the University of California and Boston Scientific Corporation. We continue to face the risk of claims that we have infringed on third parties’ intellectual property rights.
     From time to time, in the ordinary course of business, we receive notices from third parties alleging infringement or misappropriation of the patent, trademark or other intellectual property rights of third parties by us or our customers in connection with the use of our products or we otherwise may become aware of possible infringement claims against us. We routinely analyze such claims and determine how best to respond in light of the circumstances existing at the time, including the importance of the intellectual property right to us and the third party, the relative strength of our position of non-infringement or non-misappropriation and the product or products incorporating the intellectual property right at issue. For example, we are aware of patents held by Abbott Laboratories that may be asserted against our FoxHollow subsidiary in litigation that could be costly and limit our ability to sell the SilverHawk or other products. One of FoxHollow’s founders, John B. Simpson, Ph.D., M.D. founded a company prior to founding FoxHollow that developed an atherectomy device that is currently sold by Abbott, and he is a listed inventor on several patents covering that device. Abbott’s device is currently marketed and sold for use in coronary arteries. Although we are not currently aware of any claims Abbott has made or intends to make against FoxHollow, because of a doctrine known as “assignor estoppel,” if any of Dr. Simpson’s earlier patents are asserted against FoxHollow by Abbott, we may be prevented from asserting an invalidity defense regarding those patents, and our defense may be compromised.

Abbott has significantly greater financial resources than us to pursue patent litigation and could assert these patent families against us at any time. Any adverse determinations in such litigation could prevent us from manufacturing or selling our SilverHawk or other products, which would have a significant adverse impact on our business.
     We also may be unaware of intellectual property rights of others that may cover some of our technology. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may have filed for patent protection which is not as yet a matter of public knowledge or claim trademark rights that have not been revealed through our availability searches. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful.
     Any claims of patent or other intellectual property infringement, even those without merit, could:
•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into license agreements in order to obtain the right to use a third party’s intellectual property, which agreements may require us to pay significant license fees, including royalties, or may not be available on terms acceptable to us or at all and which licenses may be non-exclusive, which could provide our competitors access to the same technologies;

•	divert the attention of our management and other personnel from other business issues; or

•	result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.
     In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced. Any of these adverse consequences could have a material adverse effect on our business, operating results and financial condition.
If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors, which would harm our business.
     Our future success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we cannot be assured that any of our pending patent applications will result in the issuance of a patent to us. The United States Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Litigation also may be necessary to enforce patent rights we hold or to protect trade secrets or techniques we own. Intellectual property litigation is costly and may adversely affect our operating results. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around our patents. We also rely on unpatented proprietary technology. In addition, we rely on the use of registered trademarks with respect to the brand names of some of our products. We also rely on common law trademark protection for some brand names, which are not protected to the same extent as our rights in the use of our registered trademarks. We cannot assure you that we will be able to meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. For example, we are currently involved in litigation with Cardiovascular Systems, Inc. in which we allege misappropriation and use of our confidential information by CSI and certain of CSI’s employees who were formerly employees of FoxHollow. The complaint also alleges that certain of CSI’s employees violated their employment agreements with FoxHollow requiring them to refrain from soliciting FoxHollow employees.
     Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. For example, foreign countries generally do not allow patents to cover methods for performing surgical procedures. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and business.
     We also hold licenses from third parties that are necessary to use certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business and operating results.
We manufacture our products at single locations. Any disruption in these manufacturing facilities, any patent infringement claims with respect to our manufacturing process or otherwise any inability to manufacture a sufficient number of our products to meet demand could adversely affect our business and operating results.
     We rely on our manufacturing facilities in Plymouth, Minnesota, Irvine, California and Menlo Park, California. Any damage or destruction to our facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers if we could not shift production to one of our other manufacturing facilities. In the case of a device with a premarket approval application, we might in such event be required to obtain prior FDA or notified body approval of an alternate manufacturing facility, which could delay or prevent our marketing of the affected product until such approval is obtained. Although we believe that we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

It is also possible that one of our competitors could claim that our manufacturing process violates an existing patent. If we were unsuccessful in defending such a claim, we might be forced to stop production at one of our manufacturing facilities in the United States and to seek alternative facilities. Even if we were able to identify such alternative facilities, we might incur additional costs and experience a disruption in the supply of our products until those facilities are available. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory of our products or may require us to incur additional expenses in order to produce sufficient inventory, and therefore would adversely affect our net sales and operating results.
     We have limited experience in manufacturing our products in commercial quantities and therefore may encounter unforeseen situations that could result in delays or shortfalls. Manufacturers often experience difficulties in increasing production, including problems with production yields and quality control and assurance. Any disruption or delay at our manufacturing facilities, any inability to accurately predict the number of products to manufacture or to expand our manufacturing capabilities if necessary could impair our ability to meet the demand of our customers and these customers may cancel orders or purchase products from our competitors, which could adversely affect our business and operating results.
Our dependence on key suppliers puts us at risk of interruptions in the availability of our products, which could reduce our net sales and adversely affect our operating results. In addition, increases in prices for raw materials and components used in our products could adversely affect our operating results.
     We rely on a limited number of suppliers for certain raw materials and components used in our products. For reasons of quality assurance, cost effectiveness or availability, we procure certain raw materials and components from sole and limited source suppliers. We generally acquire such raw materials and components through purchase orders placed in the ordinary course of business, and as a result we do not have a significant inventory of these materials and components and do not have any guaranteed or contractual supply arrangements with many of these suppliers. In addition, we also rely on independent contract manufacturers for some of our products. Independent manufacturers have possession of, and in some cases hold title to, molds for certain manufactured components of our products. Our dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules, as well as manufacturing yields and costs. Suppliers of raw materials and components may decide, or be required, for reasons beyond our control to cease supplying raw materials and components to us or to raise their prices.
     Shortages of raw materials, quality control problems, production capacity constraints or delays by our contract manufacturers could negatively affect our ability to meet our production obligations and result in increased prices for affected parts. Any such shortage, constraint or delay may result in delays in shipments of our products or components, which could adversely affect our net sales and operating results. Increases in prices for raw materials and components used in our products could also adversely affect our operating results.
     In addition, the FDA and foreign regulators may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components. In the case of a device with a premarket approval application, we may be required to obtain prior FDA approval of a new supplier, which could delay or prevent our access or use of such raw materials or components or our marketing of affected products until such approval is granted. In the case of a device with clearance under section 510(k) of the Federal Food, Drug and Cosmetic Act, referred to as a 510(k), we may be required to submit a new 510(k) if a change in a raw material or component supplier results in a change in a material or component supplied that is not within the 510(k) cleared device specifications. If we need to establish additional or replacement suppliers for some of these components, our access to the components might be delayed while we qualify such suppliers and obtain any necessary FDA approvals. Our suppliers of finished goods also are subject to regulatory inspection and scrutiny. Any adverse regulatory finding or action against those suppliers could impact their ability to supply us raw materials and components for our products.
Significant and unexpected claims under our EverFlex self-expanding stent worldwide fracture-free guarantee program in excess of our reserves could significantly harm our business, operating results and financial condition.
     From October 2006 until recently, we provided a worldwide fracture-free guarantee as part of our marketing and advertising strategy for our EverFlex self-expanding stents. In the event that an EverFlex self-expanding stent should fracture within two years of implantation, we agreed to provide a free replacement product to the medical facility, subject to the terms and conditions of the program. Although we tested our EverFlex self-expanding stents in rigorous simulated fatigue testing, we commercially launched our EverFlex self-expanding stents on a worldwide basis in early March 2006 and, therefore, in only some cases, have two years of commercial data on which to base our expected claim rates under the program. We may receive significant and unexpected claims under this guarantee program that could exceed the amount of our reserves for the program. Significant claims in excess of our program reserves could significantly harm our business, operating results and financial condition.
Our inability to successfully grow through future acquisitions, our failure to integrate any acquired businesses successfully into our existing operations or our discovery of previously undisclosed liabilities could negatively affect our business and operating results.
     In order to build our core technology platforms, we have acquired several businesses since our inception. For example, most recently, in June 2009, we completed our acquisition of Chestnut. In October 2007, we completed our acquisition of FoxHollow. In September 2006, FoxHollow acquired Kerberos Proximal Solutions, Inc. In January 2006, we acquired the outstanding shares of Micro Therapeutics, Inc. that we did not already own. We expect to continue to actively pursue additional targeted acquisitions of, investments in or alliances with, other companies and businesses in the future as a component of our business strategy. Our ability to grow through future acquisitions, investments and alliances will depend upon our ability to identify, negotiate, complete and integrate attractive candidates on favorable terms and to obtain any necessary financing. Our inability to complete one or more acquisitions, investments or alliances could impair our ability to develop our product lines and to compete against many industry participants, many of whom have product lines broader than ours. Acquisitions, investments and alliances involve risks, including:
•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	delays in realizing projected efficiencies, cost savings, revenue synergies and other benefits of the acquired company or products;

•	inaccurate assessment of the future market size or market acceptance of any acquired products or technologies or the hurdles in obtaining regulatory approvals of such products;

•	inaccurate assessment of undisclosed, contingent or other liabilities or problems;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	adverse accounting consequences under recently revised accounting rules; or

•	difficulties in retaining key employees of the acquired business who are necessary to manage the acquired business.
     In addition, an anticipated or completed acquisition, investment or alliance could materially impair our operating results and liquidity by causing us to use our cash resources to pay the purchase price, incur debt or reallocate amounts of capital from other operating initiatives or requiring us to expense incurred transaction and restructuring costs and amortize acquired assets, incur non-recurring charges as a result of incorrect estimates made in the accounting for such transactions or record asset impairment charges. For example, we incurred impairment charges to our goodwill and other intangible assets totaling $288.8 million in our fourth fiscal quarter 2008 which charges related primarily to assets derived from previous acquisitions. We also may discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities which we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our operating results and financial condition. These risks could be heightened if we complete several acquisitions within a relatively short period of time. Finally, any acquisitions that involve the issuance of our common stock could be dilutive to our stockholders. We expect our acquisition of Chestnut to be dilutive to our stockholders for a period of time.
Our products and our product development and marketing activities are subject to extensive regulation as a result of which we may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and operating results.
     The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the development, testing, marketing and premarket review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain FDA approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring products to market, and it is possible that our products will not be approved for sale. Even if regulatory approval or clearance of a product is granted, it may not be granted within the timeframe that we expect, which could have an adverse effect on our operating results and financial condition. In addition, even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for our products. Even after a product is approved or cleared by the FDA, we may have ongoing responsibilities under FDA regulations, non-compliance of which could result in the subsequent withdrawal of such approvals or clearances, or such approvals or clearances could be withdrawn due to the occurrence of unforeseen problems following initial approval. We also are subject to medical device reporting regulations that require us to report to the FDA if any of our products causes or contributes to a death or serious injury or if a malfunction were it to occur might cause or contribute to a death or serious injury. Any failure to obtain regulatory approvals or clearances on a timely basis or the subsequent withdrawal of such approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and operating results.

     Our failure to comply with applicable regulatory requirements could result in governmental agencies:
•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	suspending any ongoing clinical trials;

•	issuing an injunction preventing us from manufacturing or selling our products or imposing restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
Our failure to comply with applicable regulatory requirements also may result in us not being able to meet the demands of our customers and our customers canceling orders or purchasing products from our competitors, which could adversely affect our business and operating results.
     When required, with respect to the products we market in the United States, we have obtained premarket notification clearance under section 510(k), but do not believe certain modifications we have made to our products require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) notification for modifications to our existing products, we may be subject to enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) notification. If the FDA requires us to go through a lengthier, more rigorous examination than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain premarket approval application process. Products that are approved through a premarket approval application generally need FDA approval before they can be modified. If we fail to submit changes to products developed under IDEs or premarket approval applications in a timely or adequate manner, we may become subject to regulatory actions.
     In addition, we market our products in select countries outside of the United States. In order to market our products abroad, we are required to obtain separate regulatory approvals and comply with numerous requirements. If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. We depend on our distributors outside the United States in seeking regulatory approval to market our devices in other countries and we therefore are dependent on persons outside of our direct control to secure such approvals. For example, we are highly dependent on distributors in emerging markets such as China and Brazil for regulatory submissions and approvals and do not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our sales from our international operations and our operating results may be adversely affected.

If we or others identify side effects after any of our products are on the market, we may be required to withdraw our products from the market, which would hinder or preclude our ability to generate sales.
     As part of our post-market regulatory responsibilities for our products classified as medical devices, we are required to report all serious injuries or deaths involving our products, and any malfunctions where a serious injury or death would be likely if the malfunction were to recur. If we or others identify side effects after any of our products are on the market:
•	regulatory authorities may withdraw their approvals;

•	we may be required to redesign or reformulate our products;

•	we may have to recall the affected products from the market and may not be able to reintroduce them onto the market;

•	our reputation in the marketplace may suffer; and

•	we may become the target of lawsuits, including class action suits.
     Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.
Our manufacturing facilities are subject to extensive governmental regulation with which compliance is costly and which expose us to penalties for non-compliance.
     We and our third party manufacturers are required to register with the FDA as device manufacturers and as a result, we and our third party manufacturers are subject to periodic inspections by the FDA for compliance with the FDA’s Quality System Regulation, or QSR, requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, the federal Medical Device Reporting regulations require us and our third party manufacturers to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. We also are subject to similar state requirements and licenses. In the European Community, we are required to maintain certain International Organization for Standardization, or ISO, certifications in order to sell products and we are required to undergo periodic inspections by notified bodies to obtain and maintain these certifications. If we or our manufacturers fail to adhere to QSR or ISO requirements, this could delay production of our products and lead to fines, difficulties and delays in obtaining regulatory approvals and clearances, the withdrawal of regulatory approvals and clearances, recalls or other consequences, which could in turn have a material adverse effect on our financial condition and operating results. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.
Our operations are subject to environmental, health and safety, and other laws and regulations, with which compliance is costly and which expose us to penalties for non-compliance.
     Our business, properties and products are subject to foreign, federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. Because we operate real property, various environmental laws also may impose liability on us for the costs of cleaning up and responding to hazardous substances that may have been released on our property, including releases unknown to us. These environmental laws and regulations also could require us to pay for environmental remediation and response costs at third-party locations where we disposed of or recycled hazardous substances. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and operating results.
We may require additional capital in the future, which may not be available or may be available only on unfavorable terms. In addition, any equity financings may be dilutive to our stockholders.
     As of April 5, 2009, we had $66.9 million in cash and cash equivalents. Although we used approximately $26 million to pay a portion of the purchase price at the closing of our acquisition of Chestnut in June 2009, we, nonetheless, believe that our proposed operating plan can be accomplished without additional financing based on our cash and cash equivalent balance, current and projected net sales and expenses, working capital and current and anticipated financing arrangements. However, there can be no assurance that our anticipated net sales or expense projections will be realized. Furthermore, there may be delays in obtaining necessary governmental approvals of our products or introducing our products to market or other events that may cause our actual cash requirements to exceed those for which we have budgeted. Our capital requirements will depend on many factors, including the amount and timing of our continued losses and our ability to reach profitability, our cash flows from operations, expenditures on intellectual property and technologies, the number of clinical trials which we will conduct, new product development and acquisitions. To the extent that our then existing capital, including amounts available under our revolving line of credit, is insufficient to cover any losses and meet these requirements, we will need to raise additional funds through financings or borrowings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us, especially in light of the difficult market conditions for raising additional financing. Equity financings could result in dilution to our stockholders, and the securities issued in future financings as well as in any future acquisitions may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of continued losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.
Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.
     Our quarterly operating and financial results may fluctuate from period to period due to a combination of factors, many of which are beyond our control. These include:
•	the seasonality of our product sales, which typically results in higher demand in our fourth fiscal quarter and lower sales volumes in our third fiscal quarter;

•	the mix of our products sold;

•	demand for, and pricing of, our products and the products of our competitors;

•	timing of or failure to obtain regulatory approvals for products;

•	costs, benefits and timing of new product introductions by us and our competitors;

•	increased competition;

•	the timing and extent of promotional pricing or volume discounts;

•	the timing of larger orders by customers and the timing of shipment of such orders;

•	field inventory levels;

•	changes in average selling prices;

•	the availability and cost of components and materials;

•	fluctuations in foreign currency exchange rates;

•	the possible deferral of revenue under our revenue recognition policies;

•	the timing of operating expenses in anticipation of sales;

•	unanticipated expenses;

•	the accounting treatment of the contingent consideration we agreed to pay in connection with our acquisition of Chestnut;

•	other costs related to acquisitions of technologies or businesses;

•	restructuring, impairment and other special charges; and

•	fluctuations in investment returns on invested cash balances.
     Because of these and other factors, our quarterly sales and other operating results may vary significantly in the future and thus period to period comparisons may not be meaningful and should not be relied upon as indications of our future performance. Any shortfalls in sales or earnings from levels expected by securities analysts or investors could cause our stock price to decline significantly.
We may become obligated to make large milestone payments that are not reflected in our consolidated financial statements in certain circumstances, which would negatively impact our cash flows from operations. In addition, due to changes in applicable generally accepted accounting principles, the milestone payment for our recent acquisition of Chestnut likely will negatively impact our future operating results.
     Pursuant to the acquisition agreements relating to our purchase of Chestnut, MitraLife and Appriva, we agreed to make additional payments to the sellers of these businesses in the event that we achieve contractually defined milestones. Generally, in each case, these milestone payments become due upon the completion of specific regulatory steps in the product commercialization process.
     Under the terms of our acquisition agreement with Chestnut, we may be obligated to make an additional milestone payment of up to $75 million if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012. The milestone payment is to be made in cash and shares of our common stock and is subject to certain rights of set-off for permitted indemnification claims by us against Chestnut. If we are required to make an additional milestone payment to the former Chestnut shareholders and options and if we do not have a sufficient amount of cash and cash equivalents to make this milestone payment, we will be required to raise additional financing, which may be difficult or impossible, depending upon our business and operating results and the market for such financings at that time.

     With respect to the MitraLife acquisition, the maximum potential milestone payments totaled $25 million, and with respect to the Appriva acquisition, the maximum potential milestone payments totaled $175 million. Although we do not believe that it is likely that the milestone payment obligations to MitraLife or Appriva became due, or will become due in the future, the former stockholders of Appriva disagree with our position and have brought litigation against us making a claim for such payments and it is possible that the former stockholders of MitraLife could also disagree with our position and make a claim for such payments. Pursuant to the acquisition agreement relating to FoxHollow’s purchase of Kerberos Proximal Solutions, Inc., FoxHollow has agreed to pay certain earnout payments which are capped at $117 million upon the achievement of contractually defined net sales milestones. In August 2007, FoxHollow received a letter from counsel for the shareholder representatives of Kerberos alleging that FoxHollow has not used commercially reasonable efforts to market, promote, sell and distribute Kerberos’ Rinspirator products, as required under the agreement and plan of merger. There can be no assurance that the stockholder representatives of Kerberos will not commence litigation on the alleged claims. The defense of the outstanding litigation related to our Appriva acquisition and the outstanding claims related to FoxHollow’s Kerberos acquisition is, and any such additional dispute with MitraLife would likely be, costly and time-consuming and divert our management’s time and attention away from our business. In the event any such milestone payments become due and/or any other damages become payable, our costs would increase correspondingly which would negatively impact our cash flow from operations.
     Due to recent changes in U.S. generally accepted accounting principles, we will account for our acquisition of Chestnut using the “acquisition method” as that term is used under SFAS No. 141(R), “Business Combinations,” which we adopted on January 1, 2009, and use the fair value concepts defined in SFAS No. 157, “Fair Value Measurements” for accounting and financial reporting purposes. As a result, the potential $75 million milestone payment in connection with our acquisition of Chestnut will be included as a component of consideration transferred at the acquisition date fair value and will be classified as a liability on our consolidated balance sheet which will be remeasured at fair value at each reporting date with changes in fair value recognized as income or expense. Therefore, any change in the fair value will impact our earnings in such reporting period thereby resulting in potential variability in our earnings until the contingent consideration is resolved. Assuming that we continue to expect to achieve the regulatory milestone, the accounting impact of the future milestone payment will likely negatively impact our future operating results.
We rely on independent sales distributors and sales associates to market and sell our products outside of the United States, Canada and Europe.
     Our future success outside of the United States, Canada and Europe depends largely upon marketing arrangements with independent sales distributors and sales associates, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales associates may terminate their relationship with us, or devote insufficient sales efforts to our products. We are not able to control our independent distributors and they may not be successful in implementing our marketing plans. In addition, many of our independent distributors outside of the United States, Canada and Europe initially obtain and maintain foreign regulatory approval for sale of our products in their respective countries. Our failure to maintain our relationships with our independent distributors and sales associates outside of the United States, Canada and Europe, or our failure to recruit and retain additional skilled independent sales distributors and sales associates in these locations, could have an adverse effect on our operations. We have experienced turnover with some of our independent distributors in the past that has adversely affected our short-term financial results while we transitioned to new independent distributors. Similar occurrences could happen to us in the future. Fluctuations in foreign currency exchange rates, including in particular any strengthening of the U.S. dollar may cause our independent sales distributors to seek longer payment terms to offset the higher prices they are paying in local currency for our products. In addition, in light of the worldwide economic crisis, the ability of our distributors to borrow money from their existing lenders or to obtain credit from other sources to purchase our products may be impaired or our distributors could experience a significant change in their liquidity or financial condition, all of which could impair their ability to distribute our products and eventually lead to distributor turnover.
We are exposed to product liability claims that could have an adverse effect on our business and operating results.
     The design, manufacture and sale of medical devices expose us to significant risk of product liability claims, some of which may have a negative impact on our business. Most of our products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design defect or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of our products could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, there can be no assurance that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing our business and may have a negative impact on our business and our operating results. In addition, successful product liability claims against one of our competitors could cause claims to be made against us.
We face competition from other companies, which could adversely impact our business and operating results.
     The markets in which we compete are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Because of the size of the peripheral vascular and neurovascular markets, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products and develop new and improved products. Our competitors and potential competitors may develop technologies and products that are safer, more effective, easier to use, less expensive or more readily accepted than ours. Their products could make our technology and products obsolete or noncompetitive. None of our customers have long-term purchase agreements with us and may at any time switch to the use of our competitors’ products. Many of our physician customers like to experiment with new technologies. Within the atherectomy market, although we believe our atherectomy plaque excision products compete favorably against other competing technologies, surgical procedures and pharmaceutical products, recently introduced atherectomy products by our competitors have adversely affected and may continue to adversely affect future sales of our atherectomy products, at least in the short term while physician customers experiment with such new products. Within the peripheral vascular stent market, we may experience increased competition from C. R. Bard Inc. which recently announced that the FDA cleared certain of its stents for use in the superficial femoral arteries and proximal popliteal arteries, if physicians decide to use C. R. Bard Inc.’s FDA cleared stents rather than our stents off-label.
     Our competitors range from small start-up companies to much larger companies. The larger companies with which we compete include Abbott Laboratories, Boston Scientific Corporation, Cook

Incorporated, Cordis Corporation (a Johnson & Johnson company) and Medtronic, Inc. All of these larger companies have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours and have established reputations and relationships with our target customers, as well as worldwide distribution channels that are more effective than ours. We also compete, however, and in some cases even more intensely, with smaller manufacturers. In the peripheral vascular market, we compete against, among others: C.R. Bard, Inc., MEDRAD, Inc., Cardiovascular Systems, Inc., Pathway Medical Technologies, Inc., Idev Technologies, Inc., Invatec s.r.l. and Spectranetics Corporation. In the neurovascular market, we compete against, among others: Balt Extrusion, Inc., Terumo/MicroVention, Inc. and Micrus Corporation. In addition, we compete with a number of drug therapy treatments manufactured by major pharmaceutical companies, including Otsuka Pharmaceutical, the manufacturer of Pletal, and Sanofi Aventis, the manufacturer of Plavix.
     We also compete with other manufacturers of medical devices for clinical sites to conduct human trials. If we are not able to locate clinical sites on a timely or cost-effective basis, this could impede our ability to conduct trials of our products and, therefore, our ability to obtain required regulatory clearance or approval.
We rely on our management information systems for accounting and finance, inventory management, distribution and other functions and to maintain our research and development and clinical data. If our information systems fail to adequately perform these functions or if we experience an interruption in their operation, our business and operating results could be adversely affected.
     The efficient operation of our business is dependent on our management information systems, on which we rely to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and operating results to suffer. In addition, our management information systems are vulnerable to damage or interruption from:
•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers;

•	and power loss or computer systems, Internet, telecommunications or data network failure.
     Any such interruption could adversely affect our business and operating results.
We face a risk of non-compliance with certain financial covenants in our loan agreement with Silicon Valley Bank. If we are unable to meet the financial or other covenants under the agreement or negotiate future waivers or amendments of the covenants, we could be in default under the agreement, which would give Silicon Valley Bank a range of remedies, including declaring all outstanding debt to be due and payable, foreclosing on the assets securing the loan agreement and/or ceasing to provide additional revolving loans or letters of credit, which could have a material adverse effect on us.
     Our operating subsidiaries, ev3 Endovascular, Inc., ev3 International, Inc., Micro Therapeutics, Inc. and FoxHollow Technologies, Inc., are parties to a loan and security agreement with Silicon Valley Bank. We expect Chestnut Medical Technologies, Inc. to be added as a party to the agreement. The facility consists of a $50.0 million revolving line of credit and a $10.0 million term loan. As of the three months ended April 5, 2009, we had approximately $8.3 million in outstanding borrowings under the term loan and no outstanding borrowings under the revolving line of credit; however, we had approximately $1.8 million of outstanding letters of credit issued by Silicon Valley Bank. The loan agreement requires us to maintain a monthly specified liquidity ratio and a quarterly adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, level. The loan agreement contains customary events of default, including, among others, the failure to comply with certain covenants or other agreements. Upon the occurrence and during the continuation of an event of default, amounts due under the loan agreement may be accelerated by Silicon Valley Bank. If we are unable to meet the financial or other covenants under the loan agreement or negotiate future waivers or amendments of such covenants, an event of default could occur under the loan agreement. Upon the occurrence and during the continuance of an event of default under the loan agreement, Silicon Valley Bank has available a range of remedies customary in these circumstances, including declaring all outstanding debt, together with accrued and unpaid interest thereon, to be due and payable, foreclosing on the assets securing the loan agreement and/or ceasing to provide additional revolving loans or letters of credit, which could have a material adverse effect on us.
The restrictive covenants in our loan agreement could limit our ability to conduct our business and respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer restrictions.
     Our loan and security agreement with Silicon Valley Bank requires us to maintain a specified liquidity ratio and an adjusted EBITDA level. Our failure to comply with these financial covenants could adversely affect our financial condition. The loan agreement limits our ability and the ability of certain of our subsidiaries to, among other things:
•	transfer all or any part of our business or properties;

•	permit or suffer a change in control;

•	merge or consolidate, or acquire any entity;

•	engage in any material new line of business;

•	incur additional indebtedness or liens with respect to any of their properties;

•	pay dividends or make any other distribution on or purchase of, any of their capital stock;

•	make investments in other companies; or

•	engage in related party transactions,
subject in each case to certain exceptions and limitations. As of April 5, 2009, our cash and cash equivalents were $66.9 million. In light of the amount of our cash and cash equivalents and the amounts outstanding under the loan agreement, it is possible that if we needed to we could pay off the outstanding amounts under the loan agreement at this time. However, it is also possible that if we do not generate cash from operations as we anticipate or if we incur significant unanticipated costs that we may need the flexibility provided under our Silicon Valley Bank loan agreement. The restrictive covenants under the loan agreement could limit our ability, and that of certain of our subsidiaries, to obtain future financing, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. The financial and restrictive covenants contained in the loan agreement also could adversely affect our ability to respond to changing economic and business conditions and place us at a competitive disadvantage relative to other companies that may be subject to fewer restrictions.

Transactions that we may view as important opportunities, such as acquisitions, may be subject to the consent of Silicon Valley Bank, which consent may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.
If we become profitable, we cannot assure you that our net operating losses will be available to reduce our tax liability.
     Our ability to use, or the amount of, our net operating losses may be limited or reduced. Generally under section 382 of the Internal Revenue Code of 1986, in the event of an “ownership change” of a company, the company is only allowed to use a limited amount of its net operating losses arising prior to the ownership change for each taxable year thereafter. As a result of prior transactions effected by us and as a result of our acquisitions of Chestnut and FoxHollow, our ability to use our and Chestnut’s and FoxHollow’s existing net operating losses to offset U.S. federal taxable income if we become profitable may be subject to substantial limitations. These limitations could potentially result in increased future tax liability for us.
Risks Related to our Common Stock
One of our principal stockholders and its affiliates are able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.
     As of June 24, 2009, Warburg Pincus beneficially owned approximately 28.1% of our outstanding common stock. In addition, under a holders agreement, we are required to nominate and use our best efforts to have elected to our board of directors two persons designated by Warburg, Pincus and certain of its affiliates, which we refer to collectively as the “Warburg Pincus Entities,” and Vertical Fund I, L.P. and Vertical Fund II, L.P., which we refer to together as the “Vertical Funds,” if the Warburg Pincus Entities, the Vertical Funds and their affiliates collectively beneficially own 20% or more of our common stock. As a result of Warburg Pincus’ share ownership and representation on our board of directors, Warburg Pincus is able to influence our affairs and actions, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of Warburg Pincus may differ from the interests of our other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that the other stockholders might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus, as one of our significant stockholders, supports the offer. Warburg Pincus’ concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock. In such case and in similar situations, our other stockholders may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.
Certain of our principal stockholders may have conflicts of interests with our other stockholders or our company in the future.
     Certain of our principal stockholders, including Warburg Pincus, may make investments in companies and from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may:
•	create competing financial demands on our principal stockholders;

•	create potential conflicts of interest; and

•	require efforts consistent with applicable law to keep the other businesses separate from our operations.
     These principal stockholders also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Furthermore, these principal stockholders may have an interest in us pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our stockholders. In addition, these principal stockholders’ rights to vote or dispose of equity interests in us are not subject to restrictions in favor of us other than as may be required by applicable law.
Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.
     Provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving our company that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our board of directors to issue up to 100 million shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company. In addition, our certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board makes it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of our company that is not favored by our board of directors.
     We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of our company that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus does not constitute an “interested stockholder.”
A large percentage of our outstanding common stock is held by insiders, and, as a result, the trading market for our common stock will not be as liquid as the stock of other public companies, and our common stock price could be volatile.
     As of June 24, 2009, we had 111,855,501 shares of common stock outstanding and approximately 33.3% of the shares were beneficially owned by directors, executive officers and their respective affiliates. Companies with a substantial amount of stock held by insiders can be subject to a more volatile stock price. Fluctuations in the price of our common stock could be significant and will likely be impacted by a number of factors, such as:
•	the introduction of new products or product enhancements by us or our competitors;

•	changes in our growth rate or our competitors’ growth rates;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	loss of any of key management personnel;

•	disputes or other developments with respect to intellectual property rights;

•	product liability claims or other litigation;

•	public concern as to the safety or efficacy of our products;

•	the public’s reaction to our press releases and other public announcements and our filings with the SEC;

•	sales of common stock by us, our significant stockholders, executive officers or directors;

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally;

•	changes in expectations or future performance;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business; and

•	changes in health care policy in the United States and internationally, including changes in the availability of third-party reimbursement.
     A significant decline in the price of our common stock could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.
     Securities class action litigation is sometimes brought against a company following periods of volatility in the market price of its securities or for other reasons. We may become the target of similar litigation. Securities litigation, whether with or without merit, could result in substantial costs and divert management’s attention and resources, which could harm our business and financial condition, as well as the market price of our common stock.
Our stock price could decrease because a substantial number of shares of our common stock will be available for sale in the future.
     As of June 24, 2009, we had 111,855,501 shares of our common stock outstanding. Pursuant to the registration statement of which this prospectus forms a part, we are registering for resale 5,060,510 shares of common stock issued at the closing of our acquisition of Chestnut. Regardless of whether we register the resale of the shares issued at the closing of our acquisition of Chestnut, on December 23, 2009, the 5,060,510 shares of our common stock held by the selling stockholders will become saleable under Rule 144 promulgated under the Exchange Act, not subject to Rule 144’s volume restrictions. Sales of any of these shares as well as the overhang created by the possibility of large sales may put significant pressure on the price of our common stock. Our stock price also could be similarly adversely affected in the event we issue additional shares of our common stock to the former shareholders and option holders of Chestnut if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012.
We do not intend to pay dividends for the foreseeable future.
     We have never declared or paid any dividends on our common stock and we currently intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and do not anticipate paying any cash dividends in the future. As a result, our stockholders will only receive a return on their investment in our common stock if the market price of our common stock increases.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents that we incorporate by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in or incorporated by reference into this prospectus and any accompanying prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Our forward-looking statements generally include statements about our plans, objectives, strategies and prospects regarding, among other things, our business, results of operations, liquidity and financial condition. In some cases, we have identified these forward-looking statements with words like “believe,” “may,” “could,” “might,” “possible,” “potential,” “project,” “will,” “should,” “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “approximate,” “contemplate” or “continue” or the negative of these words or other words and terms of similar meaning.
     Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses as well as matters specific to us. Some of the factors known to us that could cause our actual results to differ materially from what we have anticipated in our forward-looking statements are described under the heading “Risk Factors” included elsewhere in this prospectus. We wish to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above and under the section entitled “Risk Factors” included elsewhere in this prospectus and under similar sections in the documents we incorporate by reference into this prospectus, as well as others that we may consider immaterial or do not anticipate at this time. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements, except if we otherwise are required by law. We advise you, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K we file with or furnish to the Securities and Exchange Commission.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of shares of our common stock offered under this prospectus by the selling stockholders. This offering is intended to satisfy our obligations to register, under the Securities Act of 1933, the resale of the shares of our common stock that we issued to the selling stockholders at the closing of our acquisition of Chestnut Medical Technologies, Inc.

SELLING STOCKHOLDERS
     The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below or by any of their pledges, donees, transferees or other successors in interest. All of the selling stockholders named below acquired the shares of our common stock being offered under this prospectus directly from us at the closing of our acquisition of Chestnut. We issued the shares to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof and Regulation D promulgated thereunder. In connection with such issuance, each of the selling stockholders represented to us that such stockholder was an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D, or if not an accredited investor, that such stockholder, either alone or with the stockholder’s purchaser representative, had such knowledge and experience in financial and business matters that the stockholder was capable of evaluating the merits and risks of the merger and a prospective investment in our shares. Each of the selling stockholders also represented that the stockholder was acquiring our shares of common stock for the stockholder’s own account and not on behalf of any other person and not with a view to any resale, distribution or other disposition of the shares in violation of the Securities Act or any other applicable securities laws.
     The following table sets forth as of June 24, 2009: (1) the name of each selling stockholder for whom we are registering shares of our common stock under this registration statement, (2) the number of shares beneficially owned by each of the selling stockholders prior to the offering, (3) the number of shares of our common stock that may be offered by each selling stockholder under this prospectus and (4) the number of shares of our common stock to be owned by each selling stockholder after completion of this offering. The table assumes that the selling stockholders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. We will not receive any of the proceeds from the sale of the shares offered under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling stockholders or his, her or its representative, or on our records, as of June 24, 2009. The percentage of beneficial ownership for the following table is based on 111,855,501 shares of our common stock outstanding as of June 24, 2009.
     To our knowledge, except as indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of common stock shown in the table to be beneficially owned by such person. Except as set described below, none of the selling stockholders has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to the Offering		Shares Being	After Completion of the Offering
Selling Stockholder	Number	Percentage	Offered	Number	Percentage
A & E Collections LLC (1)	15,908	*	15,908	0	—
Amir Abolfathi	11,752	*	11,752	0	—
Robert Joseph Abraham (2)	8,197	*	8,097	100	*
R. Augusto Adapon	11,658	*	11,658	0	—
Anna Longwell, P.C.(3)	45,170	*	45,170	0	—
Scott W. Atlas	3,181	*	3,181	0	—
Esther Aye	1,710	*	1,710	0	—
Jeremiah Bailey	28,629	*	28,629	0	—
Kamfong Bandavong	3,904	*	3,904	0	—

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to the Offering		Shares Being	After Completion of the Offering
Selling Stockholder	Number	Percentage	Offered	Number	Percentage
Laurence J. Bardoff & Lilli I. Alberga as Community Property	2,211	*	2,211	0	—
John D. Barr, M.D.	83,957	*	83,957	0	—
Douglas A. and Michelle S. Bercow	5,183	*	5,183	0	—
Aaron L. Berez, M.D.	555,286	*	553,286	2,000	*
Barbara R. Berez 1999 Revocable Trust (4)	16,250	*	16,250	0	—
Daniel N. Berez	14,903	*	14,903	0	—
Joe D. Bernard, Sr., M.D.	11,454	*	11,454	0	—
Joe David Bernard, Jr., M.D.	20,484	*	20,484	0	—
Bio Check, Inc. (5)	11,454	*	11,454	0	—
Jeffrey Bloom	40,094	*	40,094	0	—
Bartosz Bojanowski	5,165	*	5,165	0	—
Sandra Susana Boreisink	8,658	*	8,658	0	—
Allan L. Brook	23,385	*	23,385	0	—
Rebecca A. Burad	7,362	*	7,362	0	—
David Burstein and Joan Bregstein	32,144	*	32,144	0	—
David Burstein/Jonah Burstein, Minor (Joan Bregstein Custodian)	4,165	*	4,165	0	—
David Burstein/Shana Burstein, Minor (Joan Bregstein Custodian)	3,332	*	3,332	0	—
Edward J. Carroll	2,863	*	2,863	0	—
Steven Chang and Helen Cheng, Trustees, or their successor Trustees, of the Chang- Cheng 2004 Revocable Trust, dated April 27, 2004 (6)	11,303	*	11,303	0	—
Daniel Cher	32,759	*	32,759	0	—
Chicagoland Investors, LLC (7)	22,908	*	22,908	0	—
M. Robert and Phyllis J. Ching, Trustees of the Ching Revocable Trust Agreement, dated September 7, 2000 (8)	45,817	*	45,817	0	—
Sonia Covarrubias	8,930	*	8,930	0	—
Sean Cullen	3,069	*	3,069	0	—
Curlew Partners, LLLP (9)	34,362	*	34,362	0	—
Huy M. Do	5,414	*	5,414	0	—
Jack Eng	7,953	*	7,953	0	—
Lonnie A. Felker	11,721	*	11,721	0	—
Adrian Garcia	41,618	*	41,618	0	—
Ricardo Garcia-Monaco	6,627	*	6,627	0	—
Garry Gold	20,659	*	20,659	0	—
Jennifer Lloyd Halsey	2,830	*	2,830	0	—
Victor Ham	21,763	*	21,763	0	—
Joseph C. Harkness	9,163	*	9,163	0	—
Michael C. Harkness	9,163	*	9,163	0	—
Kim Harrington	3,904	*	3,904	0	—
Dean R. Harry	23,208	*	23,208	0	—
James Hill	2,830	*	2,830	0	—
Joshua A. Hirsch	17,817	*	17,817	0	—
Patrick Hoo Fai Ho	4,164	*	4,164	0	—
Hofung Holdings Limited (10)	34,198	*	34,198	0	—
William J. and Iffath A. Hoskins	7,953	*	7,953	0	—
ITX International Equity Corp. (11)	279,758	*	279,758	0	—
Jafar Jafar M.D., PC Pension Plan (12)	52,960	*	52,960	0	—
Japan Asia Investment Co., Ltd. (13)	124,987	*	124,987	0	—
Takehito Jimbo	13,328	*	13,264	64	*
Carl E. Kaplan	15,431	*	15,431	0	—
Maxim Koslow	50,714	*	50,714	0	—

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to the Offering		Shares Being	After Completion of the Offering
Selling Stockholder	Number	Percentage	Offered	Number	Percentage
The Kovacs Family Trust, dated August 15, 1991, Sanford H. Kovacs and June A. Kovacs, Trustors and/or Trustees (14)	4,581	*	4,581	0	—
Christopher Lai	5,154	*	5,154	0	—
Helen & Joseph Lai Irrevocable Trust (15)	5,154	*	5,154	0	—
Thomas Tze-Jen Lai	5,154	*	5,154	0	—
Rita Laube	1,666	*	1,666	0	—
Phuong Le	2,086	*	2,086	0	—
Yen Le	1,710	*	1,710	0	—
Lenstore International S.A. (16)	6,097	*	6,097	0	—
Anselm Leung	56,048	*	56,048	0	—
Mauro Alan Levinton	2,211	*	2,211	0	—
David I. Levy Separate Property Trust dated October 18, 2004 (17)	18,326	*	18,326	0	—
Elaine Lim	4,928	*	4,928	0	—
Amon Yii-Zen Liu	11,725	*	11,725	0	—
Kimberly Livingston	129,473	*	129,473	0	—
Kristoph Lodge	5,157	*	5,157	0	—
Ih-Houng Loh	16,129	*	16,129	0	—
Demetrius Klee Lopes, Trustee of the Demetrius Klee Lopes Revocable Trust Dated May 24, 2005 (18)	6,872	*	6,872	0	—
Vincent L. Lum	2,385	*	2,385	0	—
Pedro Lylyk, M.D.	2,863	*	2,863	0	—
Michael P. Marks	47,456	*	47,456	0	—
Scott Henry McCullough	15,235	*	15,235	0	—
Massimo Menozzi	35,033	*	35,033	0	—
Metropolitan Medical Solutions, LLC (19)	28,372	*	28,372	0	—
Erin Mills	4,459	*	4,459	0	—
ML Green Trust December 6, 2004 (20)	5,157	*	5,157	0	—
National Medical Development, Inc. (21)	45,817	*	45,817	0	—
Chris Neal	11,250	*	11,250	0	—
Peter Kim Nelson	157,682	*	157,682	0	—
Gabriel Newell	3,457	*	3,457	0	—
NGN Holding LLC (22)	23,862	*	23,862	0	—
Tiffany Nguyen	4,878	*	4,878	0	—
Nova Venture, LLC (23)	11,454	*	11,454	0	—
Hajime Oshita	2,830	*	2,830	0	—
Sammy Pan (24)	1,590	*	1,590	0	—
Geoffrey M. Parker and Jill Gofen Parker	54,700	*	54,700	0	—
Grover C. Paulsen, III and Jenny M. Paulsen JTWROS	5,689	*	5,689	0	—
J.D. Paulsen & R.A. Paulsen TTEE Jean D. Paulsen Revocable Trust U/A DTD 10/22/1996 (25)	21,036	*	20,736	300	*
Jacob H. Paulsen II, TTEE, T/A Jacob H. Paulsen II, U/A DTD 03/15/96 (26)	6,966	*	6,966	0	—
Robert A. Paulsen, TTEE, Jean D. Paulsen Revocable Trust U/A DTD 10/22/1996 (27)	5,544	*	5,244	300	*
Stephen M. Paulsen Revocable Trust Dated Jan. 30, 2004 (28)	1,666	*	1,666	0	—
Rick Paulson	2,671	*	2,671	0	—
James C. Peacock	5,727	*	5,727	0	—
James Jackson Penegar	9,163	*	9,163	0	—
Alec Piplani	520,598	*	520,598	0	—
Alec A. Piplani and Dinah B. Quiachon	46,389	*	46,389	0	—

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Prior to the Offering		Shares Being	After Completion of the Offering
Selling Stockholder	Number	Percentage	Offered	Number	Percentage
Alec A. Piplani and Dinah B. Quiachon JTWROS	12,289	*	12,289	0	—
Johnny C. Pryor, M.D.	11,454	*	11,454	0	—
Dinah Quiachon	1,145	*	1,145	0	—
Naida Radjabova	2,373	*	2,373	0	—
Peter A. Rasmussen	18,681	*	18,681	0	—
Patrick A. Rivelli Sr. & Yvonne D. Rivelli Trust Dated May 1986 (29)	10,100	*	10,100	0	—
Patrick Arthur Rivelli, Jr.	229,043	*	229,043	0	—
Jason Roberts (30)	19,482	*	2,618	16,864	*
Robert Hillel Rosenwasser	22,908	*	22,908	0	—
R. Randolph Scott	15,431	*	15,431	0	—
The Shacham Family Trust (31)	14,756	*	14,756	0	—
Jagjot Singh	6,109	*	6,109	0	—
The Spetzler Family Trust (32)	3,976	*	3,976	0	—
Gary Steinberg	10,850	*	10,850	0	—
D. Parker Stokes, M.D.	17,181	*	17,181	0	—
Richard H. Stout, M.D.	30,381	*	30,381	0	—
Harry S. Sunenshine	2,191	*	2,191	0	—
Peter J. Sunenshine	3,024	*	3,024	0	—
Kenneth M. Sutin, M.D.	92,346	*	92,346	0	—
Synergy Partners International (33)	6,363	*	6,363	0	—
Synergy Ventures II, L.P. (34)	44,362	*	44,362	0	—
Albert W. Tam	8,812	*	8,812	0	—
Tauber Revocable Trust UTD 09/20/03 (35)	2,580	*	2,580	0	—
Carlos Francisco Toranzo	2,629	*	2,629	0	—
Peter N. Townshend	41,488	*	41,488	0	—
Marsha Tran	9,721	*	9,721	0	—
Quang Q. Tran	547,702	*	547,702	0	—
Huy Tu	13,247	*	13,247	0	—
Yen Tu	3,904	*	3,904	0	—
Aung Tun	1,710	*	1,710	0	—
E. Scott Urdang	8,766	*	8,766	0	—
Craig Andrew Van Der Veer, M.D.	9,163	*	9,163	0	—
Gerald E. Vanderpool	8,590	*	8,590	0	—
Robert A. Vandorpe	3,469	*	3,469	0	—
Beth S. Veniar	2,940	*	2,940	0	—
Veron International Limited (36)	324,538	*	324,538	0	—
Van R. Wadlington, M.D.	14,727	*	14,727	0	—
Patty Warren	2,993	*	2,993	0	—
Kenneth J. and Regina B. Williams	5,157	*	5,157	0	—
Yin Yin Win	4,847	*	4,847	0	—
Ting Tina Ye	81,621	*	81,621	0	—
Young Family Trust dated September 9, 1986, John A. Young and Rosemary Young, as Trustees (37)	51,225	*	51,225	0	—
Brent E. Young	6,299	*	6,299	0	—
Gregory S. Young	58,225	*	58,225	0	—
Robert R. Young, Jr.	19,170	*	19,170	0	—
TOTALS	5,080,138		5,060,510	19,628

*	Less than one percent (1%)

(1)	Wayne F. Yakes, MD, as manager of A&E Collections LLC, has sole voting and investment control over the shares held by A&E Collections LLC. Dr. Yakes disclaims beneficial ownership of such shares.

(2)	Includes 100 shares held by spouse’s IRA account.

(3)	Anna M. Longwell and Robert D. Longwell, in their respective capacities as: (1) President and (2) Chief Financial Officer and Treasurer of Anna Longwell P.C., have shared voting and investment control over the shares held by Anna Longwell P.C.

(4)	Barbara R. Berez, in her capacity as trustee of the Barbara R. Berez 1999 Revocable Trust dated February 17, 1999, has sole voting and investment control over the shares held by the Barbara R. Berez 1999 Revocable Trust dated February 17, 1999.

(5)	John Chen is President and Chief Executive Officer of BioCheck, Inc. and has sole voting and investment control over the shares held by BioCheck, Inc.

(6)	Steven Chang and Helen Cheng, in their capacities as trustees of the Chang-Cheng 2004 Revocable Trust, dated April 27, 2004, have shared voting and investment control over the shares held by the -Cheng 2004 Revocable Trust, dated April 27, 2004.

(7)	Melvin L. Katten, in his capacity as manager of Chicagoland Investors, LLC, has sole voting and investment control over the shares held by Chicagoland Investors, LLC.

(8)	M. Robert and Phyllis J. Ching, in their capacities as trustees of the Ching Revocable Trust Agreement dated September 7, 2000, have shared voting and investment control over the shares held by the Ching Revocable Trust Agreement dated September 7, 2000.

(9)	Gregory S. Young, in his capacity as general partner of Curlew Partners, LLLP, has sole voting and investment control over the shares held by Curlew Partners, LLLP.

(10)	Patrick Ho, in his capacity of director of Hofung Holdings Limited, has sole voting and investment control over the shares held by Hofung Holdings Limited.

(11)	Takehito Jimbo is the President and Chief Executive Officer and a member of the board of directors of ITX International Equity Corp. and has sole voting and control over the shares held by ITX International Equity Corp.

(12)	Jafar J. Jafar, M.D., in his capacity as President of the Jafar Jafar M.D., PC Pension Plan, has sole voting and investment control over the shares held by Jafar Jafar M.D., PC Pension Plan.

(13)	Toyoji Tatsuoka is the President and Chief Executive Officer of Japan Asia Investment Co., Ltd. and has sole voting and investment control over the shares held by Japan Asia Investment Co., Ltd.

(14)	Sanford H. Kovacs and June A. Kovacs, in their capacities as trustees of the Kovacs Family Trust, dated August 15, 1991, have shared voting and investment control over the shares held by the Kovacs Family Trust, dated August 15, 1991.

(15)	N.C. Joseph Lai and Helen Lia, in their capacities as trustees of the Helen & Joseph Lai Irrevocable Trust dated December 17, 1999, have shared voting and investment control over the shares held by the Helen & Joseph Lai Irrevocable Trust dated December 17, 1999

(16)	Ronald Duthilleul is the President of Lenstore International S.A. and has sole voting and investment control over the shares held by Lenstore International S.A.

(17)	David I. Levy, in his capacity as trustee of the David I. Levy Separate Property Trust dated October 18, 2004, has sole voting and investment control over the shares held by the David I. Levy Separate Property Trust dated October 18, 2004.

(18)	Demetrius Klee Lopes, in his capacity as trustee of the Demetrius Klee Lopes Revocable Trust dated May 24, 2005, has sole voting and investment control over the shares held by the Demetrius Klee Lopes Revocable Trust dated May 24, 2005.

(19)	Roy DeVries, in his capacity of manager and member of Metropolitan Medical Solutions, LLC, has sole voting and investment control over the shares held by Metropolitan Medical Solutions, LLC.

(20)	Michael Green, in his capacity as trustee of the ML Green Trust dated December 6, 2004, has sole voting and investment control over the shares held by ML Green Trust dated December 6, 2004.

(21)	Scott B. Halliday, in his capacity of President of National Medical Development, Inc., has sole voting and investment control over the shares held by National Medical Development, Inc.

(22)	Nicholas Patti Jr., in his capacity as President of NGN Holding LLC, has sole voting and investment control over the shares held by NGN Holding LLC.

(23)	Matias Sirhan, in his capacity as managing director of Nova Venture, LLC, has sole voting and investment control over the shares held by Nova Venture, LLC.

(24)	Sammy Pan may be deemed an affiliate of a broker-dealer. Mr. Pan has indicated to us that he purchased the shares being offered under this prospectus in the ordinary course of business and, at the time of purchase, had no agreements or understandings to distribute the shares.

(25)	Jean and Robert Paulson, in their capacities as trustees of the Jean D. Paulsen Revocable Trust U/A dated October 22, 1996, have shared voting and investment control over the shares held by the Jean D. Paulsen Revocable Trust U/A dated October 22, 1996.

(26)	Jacob H. Paulsen II, in his capacity as trustee of the T/A Jacob H. Paulsen II, U/A dated March 15, 1996, has sole voting and investment control over the shares held by the T/A Jacob H. Paulsen II, U/A dated March 15, 1996.

(27)	Robert A. Paulsen, in his capacity as trustee of the Jean D. Paulsen Revocable Trust U/A dated October 22, 1996, has sole voting and investment control over the shares held by the Jean D. Paulsen Revocable Trust U/A dated October 22, 1996.

(28)	Stephen M. Paulsen, in his capacity as trustee of the Stephen M. Paulsen Revocable Trust dated January 30, 2004, has sole voting and investment control over the shares held by the Stephen M. Paulsen Revocable Trust dated January 30, 2004.

(29)	Patrick A. Rivelli Sr., in his capacity as trustee of the Patrick A. Rivelli Sr. & Yvonne D. Rivelli Trust dated May 1986, has sole voting and investment control over the shares held by the Patrick A. Rivelli Sr. & Yvonne D. Rivelli Trust dated May 1986.

(30)	Includes 1,587 shares subject to an option that is currently exercisable within 60 days of June 24, 2009.

(31)	Eitan Sacham and Dana Berez, in their capacities as trustees of the Sacham Family Trust dated August 4, 2005, have shared voting and investment control over the shares held by the Sacham Family Trust dated August 4, 2005.

(32)	Robert F. Spetzler and Nancy B. Spetzler, in their capacities as trustees of the Spetzler Family Trust December 18, 1996, have shared voting and investment control over the shares held by the Spetzler Family trust dated December 18, 1996

(33)	Allan Johnston, in his capacity as President of Synergy Partners International, has sole voting and investment control over the shares held by Synergy Partners International.

(34)	Allan Johnston, in his capacity as managing director of Synergy Ventures II, L.P., has sole voting and investment control over the shares held by Synergy Ventures II, L.P.

(35)	Paul J. Tauber and Shawna X. Tauber, in their capacities as trustees of the Tauber Revocable Trust UTD September 20, 2003, have shared voting and investment control over the shares held by the Tauber Revocable Trust UTD September 20, 2003.

(36)	Joseph Leung Wing Kong, in his capacity as director of Veron International Limited, has sole voting and investment control over the shares held by Veron International Limited.

(37)	John A. Young and Rosemary Young, in their capacities as trustees of the Young Family Trust dated September 9, 1986, have shared voting and investment control over the shares held by the Young Family Trust dated September 9, 1986.

Material Relationships Between Selling Stockholders and ev3
     As described above, each of the selling stockholders are former stockholders or option holders of Chestnut Medical Technologies, Inc. and acquired the shares of our common stock being offered under this prospectus at the closing of our acquisition of Chestnut in June 2009. We may be obligated to make an additional milestone payment to the former stockholders and option holders of Chestnut of up to $75 million if the FDA issues a letter granting pre-market approval for the commercialization of Chestnut’s Pipeline Embolization Device in the United States pursuant to an indication to treat intracranial aneurysms on or before December 31, 2012. This milestone payment is to be made in cash and shares of our common stock and is subject to certain rights of set-off for permitted indemnification claims by us against Chestnut.
     The following selling stockholders are current or former employees of Chestnut: Aaron L. Berez, Quang Q. Tran, Alec Piplani, Jeremiah Bailey, Adrian Garcia,Ting Tina Ye,Sonia Covarrubias, Erin Mills, Marsha Tran, Patty Warren, Elaine Lim, Gabriel Newell, Daniel Cher, Huy Tu, Yen Tu, Yin Yin Win, Tiffany Nguyen, Kim Harrington, Khamfong Bandavong, Yen Le, Phuong Le, Ester Aye, Aung Tun, Bartosz Bojanowski and Naida Radjabova. Some of these employees have employment agreements with Chestnut. The following selling stockholders are former directors of Chestnut: Aaron L. Berez, Jeffry Bloom, Anslem Leung, Patrick A. Rivelli, Jr. and Takehito Jimbo.
     The following selling stockholders are current employees or consultants of ev3 or one of its subsidiaries: Jason Roberts and Johnny C. Pryor, M.D.
     Each of Aaron Berez, Quang Q. Tran, Alec A. Piplani and Dinah B. Quiachon have entered into lock-up agreements with us pursuant to which such stockholders have agreed not to offer, pledge, sell, contract to sell, or otherwise dispose of, directly or indirectly, 50% of the shares of our common stock that each such stockholder received in connection with the acquisition until on or after October 21, 2009 and not to offer, pledge, sell, contract to sell, or otherwise dispose of, directly or indirectly, 50% of the shares of our common stock that each such stockholder may receive in the future if the FDA milestone described above is met on or before December 31, 2012 for a period of 120 days from the date such shares are issued.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling stockholders. Sales of shares may be made by the selling stockholders, including their pledgees, donees, transferees or other successors-in-interests, directly to purchasers or to or through underwriters, broker-dealers or agents. Sales may be made from time to time on the NASDAQ Global Market, any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more, or a combination of, the following:
•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales;

•	put or call option transactions relating to the shares; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have acquired the shares covered by this prospectus in the ordinary course of business and that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock.
     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short positions or other derivative transactions relating to the shares of our common stock or of securities convertible into or exchangeable for the shares of our common stock in the course of hedging positions they assume with the selling stockholders and may deliver such securities to close out their short positions or otherwise settle short sales or other transactions. The selling stockholders also may loan or pledge shares to broker-dealers or other third-parties. In connection with those transactions, the broker-dealers or other third-parties may sell such loaned or pledged shares. The selling stockholders also may enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).
     The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders and the selling stockholders have agreed to indemnify us against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.
     The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed each selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to his, her or its sales in the market.
     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such sale meets the criteria and conforms to the requirements of Rule 144.
     Certain of the selling stockholders have entered into lock-up agreements with us pursuant to which such stockholders have agreed not to offer, pledge, sell, contract to sell, or otherwise dispose of, directly or indirectly, 50% of the shares of our common stock that each such stockholder received at the closing of our acquisition of Chestnut until on or after October 21, 2009 and not to offer, pledge, sell, contract to sell, or otherwise dispose of, directly or indirectly, 50% of the shares of our common stock that each such stockholder may receive in the future if the FDA milestone described above is met on or before December 31, 2012 for a period of 120 days from the date such shares are issued.
     We agreed to keep the registration statement of which this prospectus is a part effective until at least December 23, 2009. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, all national securities exchange or automated quotation system application and filing fees, blue sky registration and filing fees, and fees and expenses of our counsel and our accountants.
LEGAL MATTERS
     The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Oppenheimer Wolff & Donnelly LLP.
EXPERTS
     The consolidated financial statements of ev3 Inc. appearing in ev3 Inc’s Annual Report (Form 10-K) for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of ev3 Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
     Our common stock is listed on the NASDAQ Global Select Market. Reports and other information concerning ev3 also may be inspected at the offices of the Nasdaq OMX Group, Inc., 9600 Blackwell Road, Rockville, MD 20850 or on the Nasdaq OMX Group, Inc. website at http://www.nasdaq.com.
     In addition, we maintain a web site that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our web site is www.ev3.net. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
     We have filed a registration statement on Form S-3 with the SEC for the common stock offered by the selling stockholders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may:
•	inspect a copy of this prospectus, including the exhibits and schedules, without charge at the public reference room;

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•	obtain a copy from the SEC website.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” into this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We are incorporating by reference the following documents into this prospectus:
•	our annual report on Form 10-K for the year ended December 31, 2008 (including information specifically incorporated by reference into our Form 10-K from our proxy statement for our 2009 Annual Meeting of Stockholders);

•	our quarterly report on Form 10-Q for the quarter ended April 5, 2009;

•	our current reports on Form 8-K filed on January 9, 2009, February 20, 2009, April 7, 2009, June 3, 2009 and June 24, 2009; and

•	the description of our common stock contained in our registration statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.
     We also are incorporating by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates. In addition, we also are incorporating by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. In no event, however, will any of the information that we “furnish” to the SEC in any current report on Form 8-K or any other report or filing be incorporated by reference into, or otherwise included in, this prospectus.
     You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, and amendments, if any, to those documents filed or furnished pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC free of charge at the SEC’s website or our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
     You may request a copy of these filings, at no cost, by contacting Kevin M. Klemz, Senior Vice President, Secretary and Chief Legal Officer, ev3 Inc., 9600 54th Avenue North, Plymouth, Minnesota 55442, by telephone at (763) 398-7000 or by email at kklemz@ev3.net.

5,060,510 shares

Common Stock

PROSPECTUS
, 2009

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the expenses to be incurred and payable by ev3 in connection with the issuance and distribution of the shares of our common stock being registered, other than underwriting discounts and commissions, if any. All such expenses are estimated except for the SEC registration fee.

SEC registration fee	$3,028
Legal fees and expenses	10,000
Accounting fees and expenses	7,500
Printing expenses	1,000
Transfer agent fees and expenses	1,000
Blue sky fees and expenses	1,000
Miscellaneous	1,000
*Total	$24,528

*	None of the expenses listed above will be borne by the selling stockholders.
Item 15. Indemnification of Directors and Officers.
     ev3’s amended and restated certificate of incorporation, as amended, provides that it will, and Delaware law permits it to, under certain situations, indemnify any of its directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any of these persons is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of ev3. Reference is made to Section 145 of the Delaware General Corporation Law and ev3’s amended and restated certificate of incorporation, as amended.
     ev3 maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. ev3’s change in control agreements with each of its executive officers and certain other employees provide that, in addition to any other indemnification obligations that ev3 may have, if, following a change in control (as defined in such agreements), any of such individuals incurs damages, costs or expenses (including, without limitation, judgments, fines and reasonable attorney’s fees) as a result of such individual’s service to ev3 or status as an officer and employee of ev3, such individual will be indemnified by ev3 to the fullest extent permitted by law, except to the extent that such damages, costs or expenses arose as a result of such individual’s gross negligence or willful misconduct.
     Prior to the consummation of the initial public offering of ev3’s common stock, ev3 LLC, a former Delaware limited liability company and ev3’s former parent company, merged with and into ev3 and ev3 became the holding company of ev3 LLC’s subsidiaries. The operating agreement of ev3 LLC provides that ev3 LLC shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of ev3 LLC under certain circumstances) by reason of the fact that the person is or was a member of the board of managers, officer, employee or agent of ev3 LLC, or is or was serving at the request of ev3 LLC as a member of the board, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of ev3 LLC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In connection with ev3 LLC’s merger with and into ev3, immediately prior to ev3’s initial public offering in June 2005, the operating agreement was terminated except for the indemnification obligations, which survived termination of the operating agreement.
     Pursuant to the terms of the Agreement and Plan of Merger dated as of July 21, 2007 by and among ev3, Foreigner Merger Sub, Inc., a wholly owned subsidiary of ev3 and FoxHollow Technologies, Inc., pursuant to which Foreigner Merger Sub, Inc. merged with and into FoxHollow, with FoxHollow remaining as the surviving corporation and a wholly owned subsidiary of ev3, ev3 and FoxHollow, as the surviving corporation in the merger, must, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to each person who had been at any time prior to the date of the merger agreement or who became prior to the effective time of the merger, an officer, director or employee of FoxHollow or any of its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of FoxHollow or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the effective time of the merger, whether asserted or claimed prior to, or at or after, the effective time of the merger. The merger agreement also provides that for a period of six years after the effective time of the merger, ev3 will, and will cause FoxHollow and its subsidiaries to, maintain in effect, honor and fulfill in all respects the obligations of FoxHollow and its subsidiaries under any and all indemnification agreements in effect immediately prior to the effective time of the merger between FoxHollow or any of its subsidiaries and any of its officers, directors or employees, and will not amend, terminate or otherwise modify any such agreements. In addition, for a period of six years following the merger, ev3 will, and will cause FoxHollow and its subsidiaries to, cause the certificate of incorporation and bylaws of FoxHollow and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws of FoxHollow and its subsidiaries immediately prior to the effective time of the merger, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any respect, except as required by law. Further, for a period of six years after the merger, ev3 has agreed to maintain in effect, and will cause FoxHollow and its subsidiaries to, maintain in effect, the current policies of directors’ and officers’ liability insurance maintained by FoxHollow, with respect to claims arising from facts or events which occurred at or before the effective time of the merger. Prior to the effective time of the merger, in lieu of maintaining such a policy, ev3 purchased a six-year “tail” prepaid policy on terms and conditions no less advantageous than such policy. The merger agreement provides that FoxHollow will pay all expenses which an indemnified person may incur in enforcing the foregoing indemnity and other obligations.
     ev3 has entered into agreements with its directors, executive officers and certain other employees regarding indemnification, in addition to indemnification provided for in ev3’s amended and restated certificate of incorporation, as amended, and intends to enter into indemnification agreements with any new directors and executive officers in the future. Under these agreements, ev3 is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of ev3’s directors, officers or employees. ev3 will be obligated to pay these amounts only if the officer, director or employee acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to ev3’s best interests. With respect to any criminal proceeding, ev3 will be obligated to pay these amounts only if the officer, director or employee had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to ev3’s directors, officers or persons controlling ev3 pursuant to the foregoing provisions, ev3 is aware that in the opinion of the Securities and Exchange Commission that this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.
Item 16. Exhibits.
     See the Exhibit Index attached to this registration statement that is incorporated herein by reference.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the

Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota on June 26, 2009.

ev3 Inc.
By	/s/ Robert J. Palmisano
Robert J. Palmisano
President and Chief Executive Officer

By	/s/ Shawn McCormick
Shawn McCormick
Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Robert J. Palmisano and Shawn McCormick, and each one of them acting singly, as the person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in the person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. Palmisano Robert J. Palmisano	President, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2009

/s/ Shawn McCormick Shawn McCormick	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2009

/s/ John K. Bakewell John K. Bakewell	Director	June 26, 2009

Signature	Title	Date

/s/ Jeffrey B. Child Jeffrey B. Child	Director	June 26, 2009

/s/ Richard B. Emmitt Richard B. Emmitt	Director	June 26, 2009

/s/ Douglas W. Kohrs Douglas W. Kohrs	Director	June 26, 2009

/s/ Daniel J. Levangie Daniel J. Levangie	Director	June 26, 2009

/s/ John L. Miclot John L. Miclot	Director	June 26, 2009

/s/ Thomas E. Timbie Thomas E. Timbie	Director	June 26, 2009

/s/ Elizabeth H. Weatherman Elizabeth H. Weatherman	Director	June 26, 2009

ev3 INC.
REGISTRATION STATEMENT ON FORM S-3
EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

2.1	Agreement and Plan of Merger dated as of June 2, 2009 by and among ev3 Inc., Starsky Merger Sub, Inc., Starsky Acquisition Sub, Inc., Chestnut Medical Technologies, Inc. and CMT SR, Inc.	Incorporated by reference to Exhibit 2.1 to ev3’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2009 (File No. 000-51348)

3.1	Amended and Restated Certificate of Incorporation of ev3 Inc.	Incorporated by reference to Exhibit 3.1 to ev3’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 14, 2005 (File No. 333-123851)

3.2	Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc.	Incorporated by reference to Exhibit 99.1 to ev3’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2005 (File No. 000-51348)

3.3	Amendment to Amended and Restated Certificate of Incorporation of ev3 Inc.	Incorporated by reference to Exhibit 3.1 to ev3’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 23, 2007 (File No. 000-51348)

3.4	Amended and Restated Bylaws of ev3 Inc.	Incorporated by reference to Exhibit 3.1 to ev3’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2008 (File No. 000-51348)

4.1	Form of Stock Certificate	Incorporated by reference to Exhibit 4.1 to ev3’s Amendment No. 4 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 2, 2005 (File No. 333-123851)

5.1	Opinion of Oppenheimer Wolff & Donnelly LLP	Filed herewith

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith

23.2	Consent of Oppenheimer Wolff & Donnelly LLP	Included as part of Exhibit 5.1

24.1	Power of Attorney	Included on the signature page to this Registration Statement